UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Independent auditor's report

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at September 30, 2017, and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as at September 30, 2017, their consolidated financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other matters

Complementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the nine-month period ended September 30, 2017, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

São Paulo, October 24, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	9/30/2017	12/31/2016

Cash and Balances With The Brazilian Central Bank		111,484,907	110,604,911

Financial Assets Held For Trading	4-a	60,025,039	84,873,663
Debt instruments		40,137,979	59,994,946
Equity instruments		675,605	398,461
Trading derivatives	18-a	19,211,455	24,480,256

Other Financial Assets Measured At Fair Value Through Profit Or Loss	4-a	1,743,141	1,711,204
Debt instruments		1,707,980	1,668,749
Equity instruments		35,161	42,455

Available-For-Sale Financial Assets	4-a	93,232,966	57,815,045
Debt instruments		92,240,132	55,829,572
Equity instruments		992,834	1,985,473

Held to maturity investments	4-a	9,730,373	10,048,761

Loans and Receivables	4-a	303,448,596	296,048,506
Loans and amounts due from credit institutions		25,519,508	27,762,473
Loans and advances to customers	15	260,507,829	252,002,774
Debt instruments		17,421,259	16,283,259

Hedging Derivatives	18-a	241,770	222,717

Non-Current Assets Held For Sale	5	1,164,362	1,337,885

Investments in Associates and Joint Ventures	6	888,968	990,077

Tax Assets		27,629,072	28,753,184
Current		2,734,701	4,316,072
Deferred		24,894,371	24,437,112

Other Assets		4,968,557	5,104,012

Tangible Assets	7	6,355,014	6,646,433

Intangible Assets		30,455,328	30,236,842
Goodwill	8-a	28,356,596	28,355,039
Other intangible assets	8-b	2,098,732	1,881,803

Total Assets		651,368,093	634,393,240

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	9/30/2017	12/31/2016

Financial Liabilities Held For Trading	9-a	52,540,360	51,619,869
Trading derivatives	18-a	17,854,473	19,925,600
Short positions	18-a.7	34,685,887	31,694,269

Financial Liabilities Measured at Amortized Cost	9-a	477,381,455	471,579,467
Deposits from Brazilian Central Bank and deposits from credit institutions		80,394,229	78,634,072
Customer deposits		278,867,786	247,445,177
Marketable debt securities	15	71,943,523	99,842,955
Subordinated liabilities		505,390	466,246
Debt Instruments Eligible to Compose Capital		8,008,186	8,311,918
Other financial liabilities		37,662,341	36,879,099

Hedging Derivatives	18-a	252,136	311,015

Provisions	10-a	14,346,269	11,776,491
Provisions for pension funds and similar obligations		3,634,230	2,710,627
Provisions, judicial and administrative proceedings, commitments and other provisions		10,712,039	9,065,864

Tax Liabilities		8,462,574	6,094,740
Current		5,673,953	4,826,703
Deferred		2,788,621	1,268,037

Other Liabilities		7,726,929	8,199,099

Total Liabilities		560,709,723	549,580,681

Stockholders' Equity	11	90,148,558	85,434,855
Capital		57,000,000	57,000,000
Reserves		29,194,142	27,881,326
Treasury shares		(26,340)	(514,034)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)
Profit for the period attributable to the Parent		6,497,756	7,334,563
Less: Dividends and remuneration		(1,500,000)	(5,250,000)

Other Comprehensive Income		(241,759)	(1,347,800)

Stockholders' Equity Attributable to the Parent		89,906,799	84,087,055

Non - Controlling Interests		751,571	725,504

Total Stockholders' Equity		90,658,370	84,812,559
Total Liabilities and Stockholders' Equity		651,368,093	634,393,240

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data

	Note	7/01 to 9/30/2017	7/01 to 9/30/2016	1/01 to 9/30/2017	1/01 to 9/30/2016

Interest and similar income		17,708,273	19,644,273	54,814,833	57,668,414
Interest expense and similar charges		(8,764,578)	(12,091,876)	(28,960,121)	(35,272,410)
Net Interest Income		8,943,695	7,552,397	25,854,712	22,396,004
Income from equity instruments		(3,048)	15,648	69,430	59,753
Income from companies accounted for by the equity method	6	14,943	11,830	53,596	50,516
Fee and commission income		3,916,082	3,348,090	11,512,022	9,741,628
Fee and commission expense		(786,939)	(610,807)	(2,222,577)	(1,878,102)
Gains (losses) on financial assets and liabilities (net)		1,462,349	576,971	1,162,105	11,329,980
Financial assets held for trading		1,485,871	554,877	1,359,253	11,309,123
Other financial instruments measured at fair value through profit or loss		37,621	25,328	83,996	86,494
Financial instruments not measured at fair value through profit or loss		14,201	67,342	(168,835)	68,558
Other		(75,344)	(70,576)	(112,309)	(134,195)
Exchange differences (net)		478,684	(399,181)	1,290,654	(2,872,748)
Other operating income (expense)		(55,513)	(181,809)	(391,579)	(397,165)
Total Income		13,970,253	10,313,139	37,328,363	38,429,866
Administrative expenses		(4,062,888)	(3,699,160)	(11,695,390)	(10,901,952)
Personnel expenses	13-a	(2,285,762)	(2,097,160)	(6,584,098)	(6,062,297)
Other administrative expenses	13-b	(1,777,126)	(1,602,000)	(5,111,292)	(4,839,655)
Depreciation and amortization		(417,355)	(372,806)	(1,227,605)	(1,096,382)
Tangible assets		(298,370)	(293,505)	(885,920)	(861,076)
Intangible assets		(118,985)	(79,301)	(341,685)	(235,306)
Provisions (net)		(989,153)	(568,394)	(2,846,988)	(2,062,752)
Impairment losses on financial assets (net)		(2,854,086)	(2,628,249)	(9,011,895)	(8,284,708)
Loans and receivables	4-b.2	(2,852,401)	(2,628,245)	(9,011,736)	(8,377,858)
Other financial instruments not measured at fair value through profit		(1,685)	(4)	(159)	93,150
Impairment losses on other assets (net)		(32,459)	(20,904)	(123,086)	(68,561)
Other intangible assets		-	-	(441)	(6,594)
Other assets		(32,459)	(20,904)	(122,645)	(61,967)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		947	(1,666)	1,178	2,474
Gains (losses) on non-current assets held for sale not classified as discontinued operations	18-e.2	(17,637)	88,909	(356,331)	84,539
Operating Income Before Tax		5,597,622	3,110,869	12,068,246	16,102,524
Income taxes	12	(3,214,686)	(810,135)	(5,414,009)	(10,155,324)
Consolidated Net income for the period		2,382,936	2,300,734	6,654,237	5,947,200
Profit attributable to the Parent		2,324,053	2,259,565	6,497,756	5,866,463
Profit attributable to non-controlling interests		58,883	41,169	156,481	80,737

Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	292.99	286.53	824.75	743.66
Preferred shares	322.28	315.18	907.23	818.02
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	292.97	286.24	824.71	742.93
Preferred shares	322.27	314.86	907.18	817.23
Net Profit attributable - Basic (Brazilian Real)
Common shares	1,128,003	1,096,824	3,154,159	2,847,644
Preferred shares	1,196,050	1,162,741	3,343,597	3,018,819
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,128,001	1,096,803	3,154,155	2,847,591
Preferred shares	1,196,052	1,162,762	3,343,601	3,018,872

Weighted average shares outstanding (in thousands) - basic
Common shares	3,850,024	3,828,012	3,824,364	3,829,242
Preferred shares	3,711,164	3,689,152	3,685,505	3,690,383
Weighted average shares outstanding (in thousands) - diluted
Common shares	3,850,226	3,831,787	3,824,565	3,832,910
Preferred shares	3,711,366	3,692,927	3,685,706	3,694,051

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real

	Note	7/01 to 9/30/2017	7/01 to 9/30/2016	1/01 to 9/30/2017	1/01 to 9/30/2016

Consolidated Profit for the Period		2,382,936	2,300,734	6,654,237	5,947,200

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:		964,377	319,040	1,550,068	3,445,861

Available-for-sale financial assets		939,867	430,092	1,673,126	3,054,368
Valuation adjustments - Gains / (Losses)		1,431,480	654,962	2,675,227	5,102,562
Amounts transferred to income statement		37,621	25,328	83,996	86,494
Income taxes		(529,234)	(250,198)	(1,086,097)	(2,134,688)

Cash flow hedges		24,510	(111,052)	(123,058)	391,493
Valuation adjustments		52,167	(191,590)	(233,588)	703,135
Amounts transferred to income statement		-	1,580	-	1,580
Income taxes		(27,657)	78,958	110,530	(313,222)

Net investment hedge	18-a.5	-	(83,572)	-	470,188
Net investment hedge		-	(159,359)	-	896,578
Income taxes		-	75,787	-	(426,390)

Exchange on investments Abroad	18-a.5	-	83,572	-	(470,188)
Exchange on investments Abroad		-	83,572	-	(470,188)
Other comprehensive income that will not be reclassified to net income:		(2,131)	(2,544)	(444,027)	(173,114)

Defined Benefits plan		(2,131)	(2,544)	(444,027)	(173,114)
Defined Benefits plan		4	1	(738,699)	(288,161)
Income taxes		(2,135)	(2,545)	294,672	115,047

Total Comprehensive Income		3,345,182	2,617,230	7,760,278	9,219,947

Attributable to the parent		3,286,299	2,576,061	7,603,797	9,139,210
Attributable to non-controlling interests		58,883	41,169	156,481	80,737
Total		3,345,182	2,617,230	7,760,278	9,219,947

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	5,866,463	-	5,866,463	3,054,368	(173,114)	(470,188)	861,681	9,139,210	80,737	9,219,947
Appropriation of net profit		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(6,200,000)	-	-	-	5,700,000	(500,000)	-	-	-	-	(500,000)	-	(500,000)
Share based payment	14-a.1	-	(84,969)	-	-	-	-	(84,969)	-	-	-	-	(84,969)	-	(84,969)
Treasury shares	11-c	-	-	(20,799)	-	-	-	(20,799)	-	-	-	-	(20,799)	-	(20,799)
Results of treasury shares	11-c	-	1,037	-	-	-	-	1,037	-	-	-	-	1,037	-	1,037
Capital restructuring	11-c	-	-	(37)	-	-	-	(37)	-	-	-	-	(37)	-	(37)
Other	3-a	-	(70,692)	-	-	-	-	(70,692)	-	-	-	-	(70,692)	163,351	92,659
Balances at september 30, 2016		57,000,000	27,818,083	(444,789)	(1,017,000)	5,866,463	(500,000)	88,722,757	408,951	(1,314,758)	1,023,389	(976,367)	87,863,972	679,150	88,543,122

Balances at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

Total comprehensive income		-	-	-	-	6,497,756	-	6,497,756	1,673,126	(444,027)	-	(123,058)	7,603,797	156,481	7,760,278
Appropriation of net profit		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(5,250,000)	-	-	-	3,750,000	(1,500,000)	-	-	-	-	(1,500,000)	-	(1,500,000)
Share based payments	14-a.1	-	(38,129)	-	-	-	-	(38,129)	-	-	-	-	(38,129)	-	(38,129)
Treasury shares	11-c	-	(744,419)	487,731	-	-	-	(256,688)	-	-	-	-	(256,688)	-	(256,688)
Results of treasury shares	11-c	-	274	-	-	-	-	274	-	-	-	-	274	-	274
Capital restructuring	11-c	-	-	(37)	-	-	-	(37)	-	-	-	-	(37)	-	(37)
Other		-	10,527	-	-	-	-	10,527	-	-	-	-	10,527	(130,414)	(119,887)
Balances at september 30, 2017		57,000,000	29,194,142	(26,340)	(1,017,000)	6,497,756	(1,500,000)	90,148,558	2,339,316	(2,527,504)	859,370	(912,941)	89,906,799	751,571	90,658,370

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real

	Note	1/01 to 9/30/2017	1/01 to 9/30/2016
1. Cash Flows From Operating Activities
Consolidated Net income for the period		6,654,237	5,947,200
Adjustments to profit		14,423,904	13,722,267
Depreciation of tangible assets		885,920	861,076
Amortization of intangible assets		341,685	235,306
Impairment losses on other assets (net)		123,086	68,561
Provisions and Impairment losses on financial assets (net)		11,858,883	10,347,460
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		355,153	(87,013)
Share of results of entities accounted for using the equity method	6-a	(53,596)	(50,516)
Changes in deferred tax assets and liabilities		1,063,325	6,415,870
Monetary Adjustment of Escrow Deposits		(438,954)	(563,639)
Recoverable Taxes		(183,736)	(169,788)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,341	1,068,303
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		192,988	(4,324,771)
Other		276,809	(78,582)
Net (increase) decrease in operating assets		(30,295,869)	(34,853,498)
Balance with the Brazilian Central Bank		(1,575,335)	(32,584,885)
Financial assets held for trading		24,463,083	(10,637,575)
Other financial assets at fair value through profit or loss		(32,096)	390,539
Available-for-sale financial assets		(34,171,498)	1,333,740
Loans and receivables		(20,114,186)	10,729,923
Held to maturity investments		308,293	(276,359)
Other assets		825,870	(3,808,881)
Net increase (decrease) in operating liabilities		48,844,159	19,271,165
Financial liabilities held for trading		920,491	(54,890)
Financial liabilities at amortized cost		45,363,354	17,685,352
Other liabilities		2,560,314	1,640,703
Tax paid		(2,565,174)	(3,142,388)
Total net cash flows from operating activities (1)		37,061,257	944,746

2. Cash Flows From Investing Activities
Investments		(1,240,451)	(1,494,746)
Capital increase in Investments in associates and Joint Ventures	6-b	(13,164)	-
Acquisition of subsidiary, less net cash on acquisition		(8,464)	(392,998)
Tangible assets	7	(634,296)	(615,600)
Intangible assets		(540,814)	(480,376)
Non-Current Assets Held For Sale	5	(43,713)	(10,462)
Consolidation scope change		-	4,909
Disposal		471,658	307,626
Invested capital reduction in joint control	6-b	-	76,860
Tangible assets		32,971	15,735
Non-Current Assets Held For Sale		169,165	123,343
Dividends and interest on capital received		269,522	91,688
Total net cash flows from investing activities (2)		(768,793)	(1,186,901)

3. Cash Flows From Financing Activities
Acquisition of own shares		(256,688)	(20,799)
Issuance of other long-term liabilities	9-b.3	30,729,643	39,512,824
Dividends paid and interest on capital		(5,201,206)	(3,222,199)
Payments of subordinated liabilities	9-b.4	-	(8,362,652)
Payments of other long-term liabilities	9-b.3	(65,172,634)	(43,566,159)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(535,386)	(616,572)
Net increase (decrease) in non-controlling interests		19,813	27,173
Total net cash flows from financing activities (3)		(40,416,458)	(16,248,384)
Exchange variation on Cash and Cash Equivalents (4)		(2,341)	(1,068,303)
Net Increase (decrease) in Cash (1+2+3+4)		(4,126,335)	(17,558,842)
Cash and cash equivalents at beginning of period		18,129,581	33,131,614
Cash and cash equivalents at end of period		14,003,246	15,572,772

Cash and cash equivalents components
Cash		3,750,601	4,273,011
Loans and other		10,252,645	11,299,761
Total of cash and cash equivalents		14,003,246	15,572,772

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		337,422	483,999
Dividends and interest on capital declared but not paid	11-b	500,000	-

Supplemental information
Interest received		56,052,475	56,647,340
Interest paid		30,365,320	34,814,460

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements of the period ended on September 30, 2017 at the meeting held on October 24, 2017.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2016. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

For the fiscal year of 2017, there are no new standards and interpretations with mandatory application and that are applicable to the Bank that have a material effect on the financial statements.

Annual Improvements of IFRS

2015-2017 cycle (Public Consultation) - The issues included in this cycle are: IAS 12 Income Taxes, IAS 23 Borrowing Costs and IFRS 9 Financial Instruments and IAS 28 Investments in Associates and Joint Ventures.

IFRS 17 - Insurance Contracts - In May 2017, the IASB issued the IFRS for insurance contracts intended to replace IFRS 4. IFRS 17 is implemented as of January 1, 2021. This standard is intended to demonstrate greater transparency and useful information in the financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time.

IAS 12 - Income Taxes - The issue relates to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, ie whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Borrowing Costs - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

IFRS 9/IAS 28 - Financial Instruments/Investments in Associates - The issue relates to whether the measurement, in particular relating to impairment, of long term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. Specifically, the Interpretations Committee considered a long-term interest in the form of an interest-bearing loan that would meet the criteria for classification as amortized cost in accordance with IFRS 9.

Standards and interpretations that will come into force after September 30, 2017

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after September 30, 2017 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments issued in July 2014, the International Accounting Standards Board (IASB) approved the IFRS 9, to replace IAS39 – Financial instruments: establishing the requirements for the recognition and measurement of financial instruments to be applied as from January 2018.

1. Model proposed by IFRS 9

The main new developments of the standard are as follows:

1.a) Classification of financial instruments

The criterion for classifying financial assets will depend both on their business management model and the features of the contractual cash flows. Consequently, the asset will be measured at amortized cost, at fair value with changes in equity, or at fair value with changes in profit/loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in P/L under certain conditions.

The main activity of Banco Santander is the concession of retail banking operations and does not concentrate its exposure on complex financial products and the Bank is currently implementing an analysis of its portfolios in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9 and identify existing business models.

Based on current analysis, the Bank does not expect significant differences with respect to the composition of the portfolios until 2018, it is intended that there will be no significant changes with respect to the classification under pre-existing regulation:

• Financial assets classified as Loans and Advances and Held-to-Maturity under IAS 39 are generally intended to be classified into amortized cost.

• Available for sale debt instruments are generally intended to continue to be classified into fair value with changes in other comprehensive income, unless cash flows features imply its classification into other portfolio.

• Available for sale equity instruments will be classified into fair value, and depending on the nature of the investment, their variations will be recorded in the income statement or in other comprehensive income (irrevocably).

• Financial instruments currently classified into fair value through profit or loss will generally continue to be classified into this category, not expecting reclassifications.

1.b) Credit risk impairment model

The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

Scope of application

The IFRS 9 asset impairment model is applicable to financial assets classified in categories: amortized cost, debt instruments valued at fair value through other comprehensive income, leasing receivables, and contingent risks and commitments not valued at fair value and availability of credit lines.

Classification of financial instruments by phases

The financial instruments portfolio for impairment purposes will be divided into three categories, depending on the phase each instrument has with regard to its credit risk:

- Stage 1: a financial instrument is in phase 1 when there has been no significant increase in its risk since it was initially registered. If applicable, the valuation correction for losses will amount to the possible credit expected losses arising from possible defaults with a period of 12 months following the reporting date.

- Stage 2: if there has been a significant increase in risk since the date in which the instrument was initially registered, but the impairment has not actually materialized, then the financial instrument will be included in this stage. In this case, the amount of the valuation correction for losses will be the expected losses owing to defaults throughout the residual life of the financial instrument. In order to assess the significant increase in credit risk, both quantitative indicators used in the ordinary credit risk management and other qualitative variables such as the forbearance flag for not impaired exposures or the facilities are included in a special debt sustainability agreement shall be taken into account.

- Stage 3: a financial instrument is included in this phase when it is considered to be effectively impaired. In this case, the amount of the valuation correction for losses will be the expected credit risk losses throughout the residual life of the financial instrument.

Impairment estimation methodology

Expected loss is measured using the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current undrawn exposure that could be drawn at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the ability to demand additional collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value. When calculating the discount rate, expected losses for default when estimating future cash flows are not generally taken into account, except in cases in which the asset is considered to be impaired, in which case the interest rate applied will take into account such losses, and it will be known as the effective interest rate adjusted for credit risk.

In order to estimate the above parameters, the Bank has applied on its experience in developing internal models for the estimation of parameters both for regulatory and management purposes.

Apart from using present and past information, the Bank currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Bank will re-use its experience in the management of such information and maintain consistency with the information used in the other processes.

1.c) Accounting of hedges

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, so allowing there to be a greater variety of derivative financial instruments which may be considered to be hedging instruments.

However, the Bank has opted at the moment to keep its Hedge Accounting hedges in line with the accounting  guidelines established in IAS 39, having seen the pronouncement provided by the Board of the IASB.

Once the analysis of the advantages and disadvantages of the proposal is completed, the Bank shall make its decision for hedge accounting under IFRS 9.

2. IFRS 9 implementation strategy

The Santander Spain Group together with its subsidiaries has established a global work stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Bank units, and, at the same time, can be adapted to each unit’s individual features.

Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

In principle, the governance structure currently implemented at both corporate level and in each one of the units, is intended to comply with the requirements set out in the new standards.

The project’s main phases and milestones

In 2016, the Bank has successfully completed the design and development phase of the implementation plan. The major milestones achieved include the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9. At the IT environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Bank is currently in the implementation phase of the models and requirements defined. The objective of the Bank at this stage is to ensure an efficient implementation, optimizing its resources.

Once the implementation phase is completed, the Bank will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases. This last stage includes the parallel execution of the provisions calculation.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

• Amendment to IFRS 2 - Share-based payment – The standard was issued in June 2016, and the effective date after January,1st 2018. This standard is intended to clarify a) Effects of vesting conditions on the measurement of a cash-settled share-based payment b) Accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled and c) Classification of share-based payment transactions with net settlement features.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases.

The potential impacts of changes in force from October 1, 2017 are under review by the Bank, which should be completed by the entry into force of the standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates were discussed in detail for the consolidated financial statements as of December 31, 2016. In the period ended September 30, 2017, there were no significant changes in the estimates made at the end of the year 2016, in addition to those indicated in these interim financial statements.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

For further details, see note 2.i of the Complete Financial Statements as of December 31, 2016.

ii. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the current tax, social contribution, pis and cofins resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed. Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

For further details, see note 2.aa of the Complete Financial Statements as of December 31, 2016.

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price, until proven otherwise, and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For further details, see note 2.e and 48.c8 of the Consolidated Financial Statements as of December 31, 2016 and 48.c8 which present the sensitivity analysis for Financial Instruments.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

For further details, see note 2.x of the Consolidated Financial Statements as of December 31, 2016.

v. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2016 includes information on provisions and the contingent assets and liabilities. There were no significant changes in the Bank’s provisions and contingent assets and liabilities between December 31, 2016 and these interim financial statements' reporting date of September 30, 2017.

vi. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a shorter period, if any indication of impairment of assets.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering  several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

For additional details see note 8.a.

d) Comparative information

These interim financial statements include the comparable interim period of September 30, 2016 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is December 31, 2016.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month period ended September 30, 2017.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

Bank's management decided to segregate the line item "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities, consequently, the consolidated cash flow statements have been reclassified for nine-month period ended September 30, 2016, with the aim of better presentation of the financial statements. Management considered such reclassifications as immaterial.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional currency of these statements.

For each subsidiary, entity abroad and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %
	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (13)	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) Current Company Name of Santander Participações S.A.) (7) (9) (10)	Other Activities	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	60.65%	60.65%

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (12)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (1) (11)	Payment Institution	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)(3)	Bank	-	60.00%
Banco PSA Finance Brasil S.A.	Bank	-	50.00%

Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	-	100.00%

Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A)	Leasing	-	100.00%

Controlled by Santander Corretora de Seguros
BW Guirapá I S.A. (4) (5)	Holding	-	86.81%

Controlled by BW Guirapá I S.A. (4)(5)
Central Eólica Angical S.A. (4)(5)	Wind Energy	-	100.00%
Central Eólica Caititu S.A. (4)(5)	Wind Energy	-	100.00%
Central Eólica Coqueirinho S.A. (4)(5)	Wind Energy	-	100.00%
Central Eólica Corrupião S.A. (4)(5)	Wind Energy	-	100.00%
Central Eólica Inhambu S.A. (4)(5)	Wind Energy	-	100.00%
Central Eólica Tamanduá Mirim S.A. (4)(5)	Wind Energy	-	100.00%
Central Eólica Teiu S.A. (4)	Wind Energy	-	100.00%

Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct and Indirect
Santander FIC FI Contract I Referenciado DI	Investment Fund	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	(a)
Santander Paraty QIF PLC (6)	Investment Fund	(a)
Santander FI Hedge Strategies Fund (6)	Investment Fund	(a)
BRL V - Fundo de Investimento Imobiliário - FII (8)	Real Estate Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (2)	Investment Fund	(a)

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In May, 2017, it was approved by Brazil Central Bank the authorization process for operation of the Company as a payment institution.  At the Extraordinary Shareholders' Meeting held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximate issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(2) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company), company controlled by the Bank, holds 100% of the fund´s shares.

(3) At the ESM of November 1, 2016, was approved the capital increase of Olé Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000, through the insurance of 28,509,708 new nominated ordinary shares, without nominal value. The process of the increase was approved by the Bacen in November 22, 2016.

(4) At ESMs held on October 31, 2016, a capital increase was approved by BW Guirapá I SA for Winds: Angical in the amount of R$600, through the issuance of 10,200 new ordinary shares, Coqueirinho in the amount of R$1,300 , through the issuance of 13,900 new ordinary shares, Corrupião in the amount of R$2,501, through the issuance of 22,125 new ordinary shares, Inhambu in the amount of R$2,102 through the issuance of 19,175 new ordinary shares, Tamanduá Mirim in the amount of R$306, through the issue of 3,300 new ordinary shares and for Teiu in the amount of R$1,405, through the issuance of 19,600 new ordinary shares, the shares subscribed by BW Guirapá I SA, will be paid in national currency in up to 365 days, November 2017.

(5) At the Extraordinary General Meeting held on July 31, 2017, a capital increase was approved by BW Guirapá I SA for Winds: Coqueirinho in the amount of R$3,800, through the issue of 39,561 (thirty-nine thousand, five hundred and sixty one) new common shares and Tamanduá Mirim in the amount of R $ 3,100, through the issuance of 32,466 (thirty-two thousand, four hundred and sixty-six) new common shares all nominative and without par value.

(6) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

(7) On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

(8) This fund was established and became consolidated from August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by Fundo de Investimento Imobiliário, in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations.

(9) At the Extraordinary Shareholders' Meeting held on May 8, 2017, the change of the corporate name of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. At the same ESM, the Company's corporate purpose was also approved.

(10) On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

(11) At the ESM held on August 1, 2016, it was approved the change of the name of PSA Finance Arrendamento Mercantil S.A. to Santander Finance Arrendamento Mercantil S.A., which was approved by Bacen in December 12, 2016.

(12) On March 9, 2017, under a contractual amendment, they resolved by mutual agreement to increase Integry Tecnologia's capital stock in the amount of R$75,000, from the current R$1,276 to R$76,276, through the distribution of seventy and five million) of new quotas with a par value of R$1.00 each.

(13) At the Extraordinary General Meeting held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander.

Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Mondadori de Automóveis Ltda. (Hyundai Motor Brasil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% of the Aymoré CFI, 25% of Hyundai Capital and 25% of Hyundai Motor Brasil. The execution of the operation shall be subject to obtaining the applicable regulatory approvals. On September 19, 2017, was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups.

Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion and the purpose of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and that it allows an increase of the ability to source funds.

The incorporation of the branch is still subject to the authorization to be granted by the Luxembourg financial authority.

3. Change in the scope of consolidation

a) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Accordingly, Aymoré as  the parent company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A (Current Company Name of  PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these companies from August 1, 2016.

4. Financial assets

a) Breakdown by Category and Nature

The breakdown by nature and category for measurement purpose, of the Bank's financial assets, except for the balances relating to "Cash and Balances with the Brazilian Central Bank" and "Hedging Derivatives", at September 30, 2017 and December 31, 2016 is as follows:

		9/30/2017
	Financial Assets Held for Trading	Other Financial Assets Measured at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	25,519,508	25,519,508
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	25,766,130	25,766,130
Impairment losses (note 4-b.2)	-	-	-	-	(246,622)	(246,622)
Loans and advances to customers	-	-	-	-	260,507,829	260,507,829
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	276,124,196	276,124,196
Impairment losses (note 4-b.2)	-	-	-	-	(15,616,367)	(15,616,367)
Debt instruments	40,137,979	1,707,980	92,240,132	-	17,421,259	151,507,350
Of which:
Debt instruments	-	-	-	-	19,825,083	19,825,083
Impairment losses (note 4-b.2)	-	-	-	-	(2,403,824)	(2,403,824)
Equity instruments	675,605	35,161	992,834	-	-	1,703,600
Trading derivatives	19,211,455	-	-	-	-	19,211,455
Held to maturity investments	-	-	-	9,730,373	-	9,730,373
Total	60,025,039	1,743,141	93,232,966	9,730,373	303,448,596	468,180,115

		12/31/2016
	Financial Assets Held for Trading	Other Financial Assets Measured at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	27,762,473	27,762,473
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	27,963,914	27,963,914
Impairment losses (note 4-b.2)	-	-	-	-	(201,441)	(201,441)
Loans and advances to customers	-	-	-	-	252,002,774	252,002,774
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	268,437,556	268,437,556
Impairment losses (note 4-b.2)	-	-	-	-	(16,434,782)	(16,434,782)
Debt instruments	59,994,946	1,668,749	55,829,572	-	16,283,259	133,776,526
Of which:
Debt instruments	-	-	-	-	17,838,162	17,838,162
Impairment losses (note 4-b.2)	-	-	-	-	(1,554,903)	(1,554,903)
Equity instruments	398,461	42,455	1,985,473	-	-	2,426,389
Trading derivatives	24,480,256	-	-	-	-	24,480,256
Held to maturity investments	-	-	-	10,048,761	-	10,048,761
Total	84,873,663	1,711,204	57,815,045	10,048,761	296,048,506	450,497,179

(1) On September 30, 2017, the amount recorded in "Loans and advances to customers" related to loan portfolio assigned is R$487,959 (12/31/2016 – R$783,967), and R$487,153 (12/31/2016 – R$774,673) of "Other financial liabilities - Financial Liabilities Associated with Assets Transfer".

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2016, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under "Other Comprehensive Income".

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On September 30, 2017 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the nine-months periods ended September 30, 2017 and 2016 were as follows:

	1/01 to 9/30/2017	1/01 to 9/30/2016
Balance at beginning of the period	18,191,126	15,411,760
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	9,907,488	9,123,016
Write-off of impaired balances against recorded impairment allowance	(9,831,801)	(9,147,432)
Balance at end of the period	18,266,813	15,387,344
Recoveries of loans previously charged off	895,752	745,158

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$9,011,736 and R$8,377,858 in the nine-months periods ended September 30, 2017 and 2016, respectively.

c) Impaired assets

A financial asset is considered impaired when there is objective evidence that events have occurred which: (i) give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities); (ii) mean that their carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of terms of loans, and (iv) during the Bankruptcy process.

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the nine-months periods ended September 30, 2017 and 2016 is as follows:

	1/01 to 9/30/2017	1/01 to 9/30/2016
Balance at beginning of the period	18,887,132	18,599,379
Net additions	9,537,241	9,895,011
Write-off of impaired balances against recorded impairment allowance	(9,831,801)	(9,147,432)
Balance at end of the period	18,592,572	19,346,958

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets for sale.

On September 30, 2017, it is comprised of the acquisition of shares corresponding to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently name of Rojo Entretenimento S.A.). Occurred on April 20, 2017, holder of the Teatro Santander, as a result of a debt restructuring. Participation in this investment is provisional. The amount recorded is R$130,713.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee)  but it does not control or has joint control over those policies.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country		9/30/2017	12/31/2016
Banco RCI Brasil S.A.	Financial	Brazil		39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil		50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil		9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil		11.11%	11.11%
Gestora de Inteligência de Crédito (4)	Credit Bureau	Brazil		20.00%	-
Campo Grande Empreendimentos	Other Activities	Brazil		25.32%	25.32%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (4)	Other Activities	Brazil		70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil		19.81%	19.81%

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)
PSA Corretora de Seguros e Serviços Ltda.	Insurance Broker	Brazil		50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil		21.75%	21.75%

			Investments
				9/30/2017	12/31/2016
Jointly Controlled by Banco Santander				470,739	578,761
Banco RCI Brasil S.A.				420,084	538,756
Norchem Participações e Consultoria S.A. (1)				25,596	26,302
Cibrasec - Companhia Brasileira de Securitização (1)				7,402	7,435
Estruturadora Brasileira de Projetos S.A. - EBP (1)				4,718	6,268
Gestora de Inteligência de Crédito (4)				12,939	-

Jointly Controlled by Santander Serviços				396,349	389,678
Webmotors S.A. (4)				243,296	246,965
Tecnologia Bancária S.A. - TECBAN (1)				153,053	142,713

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)				1,222	658
PSA Corretora de Seguros e Serviços Ltda.				1,222	658

Significant Influence of Banco Santander				20,658	20,980
Norchem Holding e Negócios S.A. (1)				20,658	20,980
Total				888,968	990,077

				Results of Investments
		7/01 to 9/30/2017	7/01 to 9/30/2017	1/01 to 9/30/2017	1/01 to 9/30/2016

Jointly Controlled by Banco Santander		4,575	7,284	27,117	29,463
Banco RCI Brasil S.A.		4,276	6,620	27,162	28,123
Norchem Participações e Consultoria S.A. (1)		403	541	1,378	1,448
Cibrasec - Companhia Brasileira de Securitização (1)		123	91	351	333
Estruturadora Brasileira de Projetos S.A. - EBP (1)		(1)	32	(1,548)	(441)
Gestora de Inteligência de Crédito (4)		(226)	-	(226)	-

Jointly Controlled by Santander Serviços		9,823	3,865	24,901	19,927
Webmotors S.A. (4)		5,442	6,302	14,561	17,732
Tecnologia Bancária S.A. - TECBAN (1)		4,381	(2,437)	10,340	2,195

Jointly Controlled by Santander Getnet		-	-	-	(225)
iZettle do Brasil Meios de Pagamento S.A.(2)		-	-	-	(225)

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)		237	295	563	295
PSA Corretora de Seguros e Serviços Ltda.		237	295	563	295

Significant Influence of Banco Santander		308	386	1,015	1,056
Norchem Holding e Negócios S.A. (1)		308	386	1,015	1,056
Total		14,943	11,830	53,596	50,516

			9/30/2017
	Total assets	Total liabilities	Total profit (5)
Jointly Controlled by Banco Santander	9,076,333	7,788,787	59,390
Banco RCI Brasil S.A.	8,805,540	7,752,460	68,092
Norchem Participações e Consultoria S.A.(1)	78,380	27,189	2,756
Cibrasec - Companhia Brasileira de Securitização (1)	83,538	7,422	3,607
Estruturadora Brasileira de Projetos S.A. - EBP (1)	42,737	271	(13,935)
Gestora de Inteligência de Crédito (4)	66,138	1,445	(1,130)

Jointly Controlled by Santander Serviços	1,871,184	1,066,178	72,997
Webmotors S.A. (4)	378,094	30,533	20,801
Tecnologia Bancária S.A. - TECBAN (1)	1,493,090	1,035,645	52,196

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)	3,876	1,432	1,127
PSA Corretora de Seguros e Serviços Ltda.	3,876	1,432	1,127

Significant Influence of Banco Santander	120,647	25,667	4,669
Norchem Holding e Negócios S.A. (1)	120,647	25,667	4,669
Total	11,072,040	8,882,064	138,183

			12/31/2016
	Total assets	Total liabilities	Total profit (5)
Jointly Controlled by Banco Santander	8,831,611	7,318,656	89,544
Banco RCI Brasil S.A.	8,603,844	7,276,320	79,223
Norchem Participações e Consultoria S.A.(1)	78,833	26,228	5,274
Cibrasec - Companhia Brasileira de Securitização (1)	91,083	14,659	7,011
Estruturadora Brasileira de Projetos S.A. - EBP (1)	57,851	1,449	(1,964)

Jointly Controlled by Santander Serviços	1,456,444	940,962	57,502
Webmotors S.A. (4)	145,499	35,231	29,934
Tecnologia Bancária S.A. - TECBAN (1)	1,310,945	905,731	27,568

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)	3,382	2,066	1,093
PSA Corretora de Seguros e Serviços Ltda.	3,382	2,066	1,093

Significant Influence of Banco Santander	127,598	31,136	6,792
Norchem Holding e Negócios S.A. (1)	127,598	31,136	6,792
Total	10,419,035	8,292,820	154,931

b) Changes

The changes in the balance of this item in the periods ended September 30, 2017 and 2016 were as follows:

Jointly Controlled		1/01 to 9/30/2017	1/01 to 9/30/2016
Balance at beginning of period		969,097	1,041,239
Income from companies accounted for by the equity method		52,581	49,460
Acquisition (2)		13,164	3,099
Capital reduction (3)		-	(76,860)
Dividends proposed / received		(129,321)	(28,817)
Other		(37,211)	-
Balance at end of period		868,310	988,121

Significant Influence
Balance at beginning of period		20,980	19,503
Income from companies accounted for by the equity method		1,015	1,056
Dividends proposed / received		(1,337)	-
Balance at end of period		20,658	20,559
(1) Companies with one month lag for the equity calculation. Accounting for equity income was used on 9/30/2017 the position of 8/31/2017.
(2) In June 2016 the interest held in iZetlle do Brasil S.A was sold.

(3) At the ESM held in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(4) Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders' agreement, control is shared between shareholders who hold 20% of their capital stock each. At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the capital stock increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class A and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

(***) On 30 September, 2017 and 31 December 2016, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is not balance to the "Other Comprehensive Income" in these companies, except Banco RCI.

c) Impairment losses

There are no impairment losses with respect to investments in associates and joint ventures for the periods ended September 30, 2017 and December 31, 2016.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of investment, leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing and leasing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

7. Tangible assets

a) Changes

Tangible assets were acquired in the nine-month periods ended September 30, 2017 and 2016 for R$634,296 and R$615,600, respectively. Also, in the nine-months ended September 30, 2017 and 2016 there was sale of tangible assets amounting R$31,793 and R$13,621, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended September 30, 2017 and December 31, 2016.

c) Tangible asset purchase commitments

On September 30, 2017, the Bank has R$43.9 million (12/31/2016 – R$4.9 million) contractual commitments for the acquisition of tangible fixed assets.

8. Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquire. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment testing and has been allocated according to the operating segments (note 15).

Based on the assumptions described above management has not identified any evidence of goodwill impairment(3) on September 30, 2017 and December 31,2016.

	9/30/2017	12/31/2016
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304
BW Guirapá I S.A.	22,320	22,320
Total	28,356,596	28,355,039

	Commercial Bank
		12/31/2016
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		8.0%
Discount rate (2)		15.2%

(1) Cash flow projections are based on national budget and management's growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM). The discount rate before tax is 20.23%.

(3) The base date of the impairment test was on December 31, 2016. Usually this test occurs at the end of each reportable period or whenever there is any indication of impairment loss, goodwill is tested for impairment (test recoverability).

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	9/30/2017	12/31/2016
IT developments	5 years	6,401,488	5,866,944
Other assets	Up to 5 years	410,973	405,998
Amortization		(3,720,726)	(3,398,137)
Provision for impairment losses		(993,003)	(993,002)
Total		2,098,732	1,881,803

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2017 and December 31, 2016 is as follows:

	9/30/2017
	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	80,394,229	80,394,229
Customer deposits	-	278,867,786	278,867,786
Marketable debt securities	-	71,943,523	71,943,523
Trading derivatives	17,854,473	-	17,854,473
Subordinated liabilities	-	505,390	505,390
Short positions	34,685,887	-	34,685,887
Debt Instruments Eligible to Compose Capital	-	8,008,186	8,008,186
Other financial liabilities	-	37,662,341	37,662,341
Total	52,540,360	477,381,455	529,921,815

	12/31/2016
	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	78,634,072	78,634,072
Customer deposits	-	247,445,177	247,445,177
Marketable debt securities	-	99,842,955	99,842,955
Trading derivatives	19,925,600	-	19,925,600
Subordinated liabilities	-	466,246	466,246
Short positions	31,694,269	-	31,694,269
Debt Instruments Eligible to Compose Capital	-	8,311,918	8,311,918
Other financial liabilities	-	36,879,099	36,879,099
Total	51,619,869	471,579,467	523,199,336

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		9/30/2017	12/31/2016
Demand deposits (1)		199,686	314,112
Time deposits (2)		45,946,823	49,548,858
Repurchase agreements		34,247,720	28,771,102
Of which:
Backed operations with Private Securities (3)		-	446,429
Backed operations with Government Securities		34,247,720	28,324,673
Total		80,394,229	78,634,072
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

	9/30/2017	12/31/2016
Demand deposits
Current accounts (1)	16,336,811	15,868,201
Savings accounts	38,570,220	36,051,476
Time deposits	147,815,967	94,478,875
Repurchase agreements	76,144,788	101,046,625
Of which:
Backed operations with Private Securities (2)	36,868,662	59,460,210
Backed operations with Government Securities	39,276,126	41,586,415
Total	278,867,786	247,445,177
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Marketable Debt securities

	9/30/2017	12/31/2016
Real estate credit notes - LCI (1)	26,800,423	23,983,429
Eurobonds	2,699,911	7,721,646
Treasury Bills (2)	34,041,643	61,157,037
Agribusiness credit notes - LCA (3)	8,401,546	6,980,843
Total	71,943,523	99,842,955

Indexers:	Domestic	Abroad

Treasury Bills	97% to 112,5% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 6.04% to 18%	-
	104% to 105.5% of SELIC	-
Real estate credit notes - LCI	70% to 97% of CDI	-
	Pre fixed: 7.88% of 14.91%	-
	100% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	86% to 94% of CDI	-
Eurobonds	7.5% to 15.70%	0.3% to 15.70%

(1) LCI´s are fixed income securities underlined to mortgage loans and collateralized by mortgage or chattel mortgage on property. On September 30, 2017, there are maturities between 2017 to 2022 (12/31/2016 - there are maturities between 2017 to 2026).

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2017, they have a maturity between 2017 to 2025 (12/31/2016 - they have a maturity between 2017 to 2025).

(3) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness. On September 30, 2017, they have maturities between 2017 to 2019 (12/31/2016 -  they have maturities between 2017 to 2018).

The changes in the balance of Marketable debt instruments in the nine-months period ended as of September 30, 2017 and 2016 were as follows:

	1/01 to 9/30/2017	1/01 to 9/30/2016
Balance at beginning of the period	99,842,955	94,658,300
Issues	30,729,643	39,512,824
Payments	(65,172,634)	(43,566,159)
Interest	6,629,038	9,128,230
Exchange differences and other	(85,479)	(1,029,932)
Additions resulting from acquisitions (Note 3)	-	128,237
Balance at end of the period	71,943,523	98,831,500

The Composition of "Eurobonds and other securities" is as follows:

				Interest	9/30/2017	12/31/2016
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	jun-16	jun-17	US$	1.0%	-	475,424
Eurobonds	oct-16	oct-17	US$	2.2%	246,208	249,214
Eurobonds	apr-16	apr-17	US$	2.1%	-	87,887
Eurobonds	feb-15	feb-18	US$	2.2%	38,435	39,727
Eurobonds	oct-16	oct-17	EUR	0.4%	40,944	37,507
Eurobonds	jul-15	jul-20	US$	3.0%	10,133	10,206
Eurobonds	feb and sep-12	feb-17	US$	4.6%	-	4,116,309
Eurobonds	feb-16	mar-17	US$	2.5%	-	39,940
Eurobonds	feb-17	feb-18	US$	2.0%	72,640	-
Eurobonds	feb-17	jan-18	US$	2.3%	53,446	-
Eurobonds	mar-17	feb-18	US$	2.4%	32,102	-
Eurobonds	mar-17	mar-18	US$	2.1%	32,051	-
Eurobonds	feb-17	feb-18	US$	1.8%	20,119	-
Eurobonds	jan-17	jul-27	US$	1.4%	-	-
Eurobonds	apr-16	apr-17	US$	2.3%	-	23,172
Eurobonds	sep-16	mar-17	US$	1.4%	-	50,045
Eurobonds	jul-16	jul-17	US$	2.0%	-	761,129
Eurobonds	aug-16	aug-17	US$	2.0%	-	185,533
Eurobonds	sep-16	sep-17	US$	2.0%	-	195,206
Eurobonds	sep-16	sep-17	US$	2.1%	-	35,562
Eurobonds	oct-16	jan-17	US$	0.9%	-	32,422
Eurobonds	nov-16	feb-17	US$	0.9%	-	93,498
Eurobonds	dec-16	mar-17	US$	0.9%	-	62,219
Eurobonds	nov-16	may-17	US$	1.4%	-	34,720
Eurobonds	dec-16	jun-17	US$	1.4%	-	62,105
Eurobonds	nov-16	nov-17	US$	2.0%	129,057	130,791
Eurobonds	nov-16	nov-17	US$	1.8%	136,557	138,605
Eurobonds	dec-16	dec-17	US$	1.8%	47,718	48,448
Eurobonds	oct-16	oct-17	US$	1.8%	47,110	47,832
Eurobonds	nov-16	nov-17	US$	2.1%	80,594	81,645
Eurobonds	dec-16	dec-17	US$	2.0%	193,206	195,796
Eurobonds	sep-16	sep-17	EUR	0.8%	-	20,821
Eurobonds	oct-16	apr-17	US$	1.4%	-	30,753
Eurobonds	jun-17	dec-17	US$	1.6%	159,069	-
Eurobonds	abr-17	oct-17	EUR	0.2%	187,332	-
Eurobonds	may-17	may-18	US$	2.4%	45,405	-
Eurobonds	dec-16	dec-17	US$	2.3%	27,976	28,313
Eurobonds	jul-17	jul-18	US$	1.8%	70,019	-
Eurobonds	jul-17	jul-18	US$	2.2%	44,552	-
Eurobonds	jul-17	sep-18	US$	Zero Coupon	33,544	-
Eurobonds	aug-17	aug-18	US$	1.8%	38,760	-
Eurobonds	sep-17	jul-24	US$	10.0%	127,603	-
Eurobonds	sep-17	jul-24	US$	6.9%	381,187	-
Other					404,144	406,817
Total					2,699,911	7,721,646

On September 30, 2017 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

					9/30/2017	12/31/2016
	Issuance	Maturity (1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	may - 08	may - 15 to may - 18	R$283	CDI (2)	107,372	98,378
Subordinated Liabilities	may to jun - 08	may - 15 to jun - 18	R$268	IPCA (3)	398,018	367,868
Total					505,390	466,246
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in nine-months period ended September 30, 2017 and 2016 were as follows:

					1/01 to 9/30/2017	1/01 to 9/30/2016
Balance at beginning of the period					466,246	8,097,304
Payments					-	(8,362,652)
Interest					39,144	719,306
Balance at end of the period					505,390	453,958

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

					9/30/2017	12/31/2016
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,009,276	4,125,557
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	3,998,910	4,186,361
Total					8,008,186	8,311,918
(1) Interest quarterly paid since April 29, 2014.
(2) The interest payable semiannually since July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in nine-months period ended September 30, 2017 and 2016 were as follows:

					1/01 to 9/30/2017	1/01 to 9/30/2016
Balance at beginning of the period					8,311,918	9,959,037
Interest payment Tier I (1)					203,505	207,704
Interest payment Tier II (1)					165,205	168,748
Foreign exchange variation					(137,056)	(1,513,214)
Payments of interest - Tier I					(257,062)	(293,896)
Payments of interest - Tier II					(278,324)	(322,676)
Balance at end of the period					8,008,186	8,205,703
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

					9/30/2017	12/31/2016
Provisions for pension funds and similar obligations					3,634,230	2,710,627
Provisions for judicial and administrative proceedings, commitments and other provisions					10,712,039	9,065,864
Judicial and administrative proceedings under the responsibility of former controlling stockholders					701,316	814,925
Judicial and administrative proceedings					8,725,862	7,470,344
Of which:
Civil					2,227,914	1,842,549
Labor					3,674,856	3,138,645
Tax and Social Security					2,823,092	2,489,150
Other provisions					1,284,861	780,595
Total					14,346,269	11,776,491

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social secutiry and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits whose the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

The adherence to the program included judicial and administrative tax cases related to Income Tax, Social Contribution and Social Security Contributions from the period of 1999 to 2005 tax periods, in the total of R$534,001, after the benefits of the amnesty program, of which R$191,897 payment was due in August 2017 and R$342,104 can be done until January 2018. As a consequence of joining the program, it was recognized in the P&L expenses on the total amount of R$333,996, after tax effects.

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,462,933 (12/31/2016 - R$3,290,900): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF.

• Increase in CSLL tax rate - R$895,347 (12/31/2016 -  R$851,744) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11,727/2008, in April 2008. Judicial proceedings are pending of  judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

• Tax on Services  for Financial Institutions (ISS) - R$685,419 (12/31/2016 - R$621,437): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as  services.

• Social Security Contribution (INSS) - R$262,480 (12/31/2016 - R$266,391): The Bank and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$710,099 (12/31/2016 – R$689,987) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Bank to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and Santander DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, on September 30, 2017 amounting R$1,423 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans - lawsuits related to collection efforts with collective assessment due to inflation purge on adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criteria are recorded as provision according to the individual assessment made, being the provisions recorded recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class lawsuits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is recorded only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. For now the jurisprudence of the Superior Tribunal da Justiça (STJ - Justice Superior Court) is against the banks. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of its ministers declared themselves unable to judge the matter and therefore it is probable that the judgment remains paralyzed for several years. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$18,739 million, being the main lawsuits as follow:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of September 30, 2017 the amount related to this claim is approximately R$431 million.

• INSS on Profit Sharing Payments (“PLR”) – Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2017 the amounts related to these proceedings totaled approximately R$3,882 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of September 30, 2017 the amount related to this lawsuit is approximately R$289 million.

• Goodwill amortization of Banco Real – The Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On September 30, 2017, the balance was approximately R$1,318 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented its appeals, which are pending. On September 30, 2017, the balance was approximately R$601 million.

• Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On September 30, 2017, the figure was R$2,216 million.

The labor claims with classification of loss risk as possible totaled R$22 million, excluding the lawsuits below:

• Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extra common appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extra common appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

• Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,300 million, being the main lawsuits as follow:

• Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça);

• Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

• Lawsuit arising from a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$692,807, R$1,812 and R$6,697 (12/31/2016 - R$810,383, R$712 e R$3,830), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousand shares
	9/30/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	69,613	95,126	164,739	67,497	92,949	160,446
Foreign Residents	3,749,082	3,584,710	7,333,792	3,783,474	3,619,163	7,402,637
Total	3,818,695	3,679,836	7,498,531	3,850,971	3,712,112	7,563,083
(-) Treasury shares	(1,838)	(1,838)	(3,676)	(25,786)	(25,786)	(51,572)
Total outstanding	3,816,857	3,677,998	7,494,855	3,825,185	3,686,326	7,511,511

b) Dividends and interest on capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

			9/30/2017
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Interest on Capital (1) (4)			500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (5)			500,000	63.5917	69.9509	133.5427
Interest on Capital (3) (6)			500,000	63.4290	69.7719	133.2009
Total on September 30, 2017			1,500,000
(1) Established by the Board of Directors in April 2017, Common Shares - R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes.
(2) Established by the Board of Directors in July 2017, Common Shares - R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes.
(3) Established by the Board of Directors in July 2017, Common Shares - R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes.
(4) The amount of the interest on capital will be input into the mandatory dividends for the year 2017 and was paid from May 26, 2017 without any compensation as monetary correction.
(5) The amount of the interest on capital will be input into the mandatory dividends for the year 2017 and was paid from August 25, 2017 without any compensation as monetary correction.
(6) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2017 and was paid from October 26, 2017 without any compensation as monetary correction.

			12/31/2016
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Interest on Capital (1) (4)			500,000	63.4290	69.7719	133.2009
Intermediate Dividends (2) (5)			700,000	88.8309	97.7140	186.5448
Intercalary Dividends (2) (5)			700,000	88.8309	97.7140	186.5448
Interest on Capital (3) (5)			3,350,000	425.1192	467.6311	892.7503
Total on December 31, 2016			5,250,000
(1) Established by the Board of Directors in June 2016, Common Shares - R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.
(2) Established by the Board of Directors in December 2016.
(3) Established by the Board of Directors in December 2016, Common Shares- R$361.3513, preferred - R$397.4864 and Units - R$758.8377 net of taxes.
(4) The amount of the interest on capital were be fully input into the mandatory dividends for the year 2016 and were paid from August 26, 2016 without any compensation as monetary correction.

(5) The amount of intermediate, intercalary dividends and interest on capital were be fully attributed to supplementary and mandatory dividends for the year 2016 and were paid from February 23, 2017, without any compensation to the restatement.

c) Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

	9/30/2017		12/31/2016
	Quantity	Quantity
	Units	Units	ADRs
Treasury shares at beginning of the period	25,786	7,080	13,138
Cancellation of ADRs (1) (2)	(32,276)	13,138	(13,138)
Shares Acquisitions	12,768	14,284	-
Payment - Share-based compensation	(4,440)	(8,716)	-
Treasury shares at end of period	1,838	25,786	-
Subtotal - Treasury Shares in thousands of reais	R$ 26,158	R$ 513,889	R$ -
Emission Costs in thousands of Reais	R$ 182	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais	R$ 26,340	R$ 514,034	R$ -
Cost/Market Value	Units	Units	ADRs
Minimum cost	R$ 7.55	R$ 7.55	US$ 4,37
Weighted average cost	R$ 25.62	R$ 19.93	US$ 6,17
Maximum cost	R$ 32.29	R$ 26.81	US$ 10,21
Market value on September,30 2017	R$ 27.64	R$ 28.32	US$ 8,58
(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nomatives and without value which represent the Banco Santander´s capital.

Additionally, during the period of nine-months ended in September 30, 2017, treasury shares were traded, that have resulted in gain of R$274  (9/30/2016 - gain of  R$1,037) recorded directly in equity in capital reserves.

12. Income Tax

The total charge for the year can be reconciled to the accounting profit as follows:

		1/01 a 9/30/2017	1/01 a 9/30/2016
Operating Income before Tax		12,068,246	16,102,524
Interest on capital (1)		(1,500,000)	(500,000)
Operating Income before Tax		10,568,246	15,602,524
Tax (25% of Income Tax and 20% of Social Contribution)		(4,755,711)	(7,021,136)
PIS and COFINS (net of income tax and social contribution) (2)		(1,120,898)	(1,284,754)
Non - Taxable/Indeductible :
Equity instruments		24,118	22,732
Goodwill (3)		(600,588)	(551,484)
Exchange variation - foreign operations (4)		(336,761)	(3,408,281)
Net Indeductible Expenses of Non-Taxable Income		111,754	218,992
Adjustments:
IR/CS Constitution on temporary differences		899,898	980,612
CSLL Tax rate differential effect (5) (6)		(650,492)	(419,727)
Others Adjustments		1,014,671	1,307,722
Income tax and Social contribution		(5,414,009)	(10,155,324)
Of which:
Current taxes		(5,249,349)	(4,808,651)
Deferred taxes		(164,660)	(5,346,673)
Taxes paid in the period		(2,565,174)	(3,142,388)

(1) Amount distributed to shareholders as interest attributable to shareholders' equity. For accounting purposes, although interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of net income in the financial statements and deducted from shareholders' equity, since it is considered as a dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible (see details below).
(5) Effect of rate differences for the other non-financial entity, which the social contribution tax rate is 9%.
(6) Includes the increase of the provisional CSLL rate (5%) from September 2015 to December 2018.

Tax Hedge of Grand Cayman and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, mainly used to raise funds in the international capital and financial markets, to provide the Bank with credit lines that are extended to its clients for financing foreign trade and working capital and a subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or Santander Brasil EFC, which provides financing to Brazilian clients.

To hedge exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable. The purpose of these derivatives is to protect net income after taxes.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the period ended September 30, 2017 resulted in loss of R$729 million (9/30/2016 - loss R$6,889 million). On the other hand, derivative contracts contracted to cover these positions generated a gain recorded on "Gains (losses) on financial assets and liabilities" of R$1,390 million (9/30/2016 - gain R$13,136 million). The tax effect of these derivatives impacted the line of "income tax", generating a loss of R$661 million (9/30/2016 - loss R$6,674 million), composed of R$65 million (9/30/2016 - R$653 million) of PIS / Cofins and R$596 million (9/30/2016 - R$6,021 million) of IR / CSLL.

13. Breakdown of income accounts

a) Personnel expenses

	7/01 to 9/30/2017	7/01 to 9/30/2016	1/01 to 9/30/2017	1/01 to 9/30/2016
Salary	1,506,310	1,360,000	4,252,813	3,932,280
Social security costs	347,477	320,329	1,016,810	895,681
Benefits	324,587	326,294	990,280	963,453
Defined benefit pension plans	5,018	6,117	15,058	18,351
Contributions to defined contribution pension funds	22,007	20,815	63,776	63,512
Share-based payment costs	(5,531)	7,645	3,766	27,425
Training	16,447	18,171	36,678	47,670
Other personnel expenses	69,447	37,789	204,917	113,925
Total	2,285,762	2,097,160	6,584,098	6,062,297

b) Other administrative expenses

	7/01 to 9/30/2017	7/01 to 9/30/2016	1/01 to 9/30/2017	1/01 to 9/30/2016
Property, fixtures and supplies	309,792	316,965	959,007	967,370
Technology and systems	205,658	294,118	846,998	913,408
Advertising	177,900	116,873	380,071	310,092
Communications	223,384	112,453	439,326	345,866
Subsistence allowance and travel expenses	27,903	31,548	78,210	103,201
Taxes other than income tax	24,484	29,808	70,969	62,505
Surveillance and cash courier services	159,432	155,517	466,839	476,473
Insurance premiums	6,073	4,815	21,061	16,420
Specialized and technical services	471,054	415,111	1,384,116	1,298,654
Other administrative expenses	171,446	124,792	464,695	345,666
Total	1,777,126	1,602,000	5,111,292	4,839,655

14. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The Long-Term Incentive Plan SOP 2014, PSP 2013 and SOP 2013 were closed in 2016. In 2017, the only Bank’s share-based compensation program that remains open for exercise is the Stock Option Plan for Share Deposit Certificates – Units (SOP 2013), approved at the EGM held on 29 April, 2013, held an EGM.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plan, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

				SOP 2013 (1)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st				100%
2nd				75%
3rd				50%
(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA..

For the fair value measurement of the plans options the following premises were used:

						SOP 2013
Method of Assessment						Black&Scholes
Volatility						40.00%
Rate of Dividends						3.00%
Vesting Period						3 years
Average Exercise Time						5 years
Risk-Free Rate						11.80%
Probability of Occurrence						60.27%
Fair Value of the Option Shares						R$ 5.96

The average value of shares SANB11(Shares of the Bank in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) in the period ended on September 30, 2017 is R$28.26 (12/31/2016 - R$19.94).

In the period ended on September 30, 2017, were not recorded daily pro-rata expenses (9/30/2016 - expenses of R$15,905), relating to the SOP plan. In the same period 2017, there were no expenses related to the Long Term Incentive Plan - Investment in Certificate of Deposit of Shares - Units (PSP), in the first half of 2016, expenses were recorded  in the amount of R$9,798.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2015	12,663,604
Cancelled options (SOP - 2013)	(1,346,779)	12.84	2013	Managers	06/30/16	06/30/18
Exercised options (SOP - 2013)	(6,377,786)	12.84	2013	Managers	06/30/16	06/30/18
Granted options (SOP - 2013)	220,606	12.84	2013	Managers	06/30/16	06/30/18
Cancelled options (PSP - 2013)	(298,446)		2013	Managers	08/13/13	06/30/16
Granted options (PSP - 2013)	(2,147,515)		2013	Managers	08/13/13	06/30/16
Cancelled options (SOP - 2014)	(34,196)	14.31	2011	Managers	06/30/14	06/30/16
Exercised options (SOP - 2014)	(693,230)	12.72	2011	Managers	06/30/14	06/30/16
Final Balance on December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(761,711)	12.84	2013	Managers	06/30/16	06/30/18
Final Balance on September 30, 2017	1,224,547
SOP 2013	1,224,547	12.84	2013	Managers	06/30/16	06/30/18
Total	1,224,547

a.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released.  This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

Fair Value of Global Plan

1st Long-Term Incentive Global Plan CRDIV - Grant 2014

It is assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Long-Term Incentive Global Plan CRDIV - Grant 2014
				2 years	3 years	4 years
Future income Dividend				11.10%	10.80%	9.50%
Expected Volatility				32.70%	34.70%	36.90%
Volatility comparator				12% - 52%	16% - 56%	16% - 52%
Risk-free interest rate				1.70%	2.10%	2.50%
Correlation				0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais that was converted  to shares of Santander Group, by the price of R$19.2893. These shares will be delivered in the years 2016, 2017 and 2018, with sale restriction of one year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Indicators - First time

• RTA versus Competitors; and

• ROTE Bank versus Budget.

Indicators - Second time

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee satisfaction;

• Customer satisfaction; and

• Corporate main bank costumer indicator versus Budget.

Each executive has a target in reais that was converted to shares of Santander Bank Spain by the price of R$17.473. These shares will be delivered in 2019, with sale restriction of one (1) year after the delivery.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	jan - 2014	dec - 2017
2nd Long-Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	jan - 2015	dec - 2017
Balance Plans on September 30, 2017	3,388,106

In the period ended September 30, 2017, were recognized daily pro-rata expenses amounting R$3,481 (9/30/2016 - expenses of R$7,718), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Variable Remuneration Referenced in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable compensation in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 14, 2015.

On October 25, 2016, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander is divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The payment deferral will be held in two ways: 50% in cash, indexed to 100% of CDI and 50% in shares (Units SANB11). On the period ended on September 30, 2017, was recorded expenses amounting R$7,468 (9/30/2016 - gain of R$6,000), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on September 30, 2017, there were expenses of R$22,358 (9/30/2016 - expenses of R$3,929).

15. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

	7/01 to 9/30/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	8,309,336	634,359	8,943,695
Income from equity instruments	(3,048)	-	(3,048)
Income from companies accounted for by the equity method	14,943	-	14,943
Net fee and commission income	2,744,999	384,144	3,129,143
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,533,310	407,723	1,941,033
Other operating income/(expenses)	(37,692)	(17,821)	(55,513)
TOTAL INCOME	12,561,848	1,408,405	13,970,253
Personnel expenses	(2,076,988)	(208,774)	(2,285,762)
Other administrative expenses	(1,747,275)	(29,851)	(1,777,126)
Depreciation and amortization	(392,958)	(24,397)	(417,355)
Provisions (net)	(975,479)	(13,674)	(989,153)
Net impairment losses on financial assets	(2,665,596)	(188,490)	(2,854,086)
Net impairment losses on non-financial assets	(11,352)	(21,107)	(32,459)
Other financial gains/(losses)	(16,690)	-	(16,690)
OPERATING INCOME BEFORE TAX (1)	4,675,510	922,112	5,597,622
Economic Hedge(1)	(1,359,484)	-	(1,359,484)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	3,316,026	922,112	4,238,138

	7/01 to 9/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,803,972	748,425	7,552,397
Income from equity instruments	15,648	-	15,648
Income from companies accounted for by the equity method	11,830	-	11,830
Net fee and commission income	2,416,354	320,929	2,737,283
Gains (losses) on financial assets and liabilities and exchange differences (1)	(461,499)	639,289	177,790
Other operating income/(expenses)	(170,133)	(11,676)	(181,809)
TOTAL INCOME	8,616,172	1,696,967	10,313,139
Personnel expenses	(1,919,046)	(178,114)	(2,097,160)
Other administrative expenses	(1,541,025)	(60,975)	(1,602,000)
Depreciation and amortization	(347,246)	(25,560)	(372,806)
Provisions (net)	(558,811)	(9,583)	(568,394)
Net impairment losses on financial assets	(2,072,115)	(556,134)	(2,628,249)
Net impairment losses on non-financial assets	(21,608)	704	(20,904)
Other financial gains/(losses)	87,243	-	87,243
OPERATING INCOME BEFORE TAX (1)	2,243,564	867,305	3,110,869
Economic Hedge(1)	(408,728)	-	(408,728)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	1,834,836	867,305	2,702,141

1/01 to 9/30/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	23,901,886	1,952,826	25,854,712
Income from equity instruments	69,430	-	69,430
Income from companies accounted for by the equity method	53,596	-	53,596
Net fee and commission income	8,190,316	1,099,129	9,289,445
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,088,869	1,363,890	2,452,759
Other operating income/(expenses)	(371,188)	(20,391)	(391,579)
TOTAL INCOME	32,932,909	4,395,454	37,328,363
Personnel expenses	(6,026,767)	(557,331)	(6,584,098)
Other administrative expenses	(5,043,137)	(68,155)	(5,111,292)
Depreciation and amortization	(1,153,917)	(73,688)	(1,227,605)
Provisions (net)	(2,812,532)	(34,456)	(2,846,988)
Net impairment losses on financial assets	(8,165,359)	(846,536)	(9,011,895)
Net impairment losses on non-financial assets	(101,885)	(21,201)	(123,086)
Other financial gains/(losses)	(355,153)	-	(355,153)
OPERATING INCOME BEFORE TAX (1)	9,274,159	2,794,087	12,068,246
Economic Hedge(1)	(661,071)	-	(661,071)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	8,613,088	2,794,087	11,407,175

1/01 to 9/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	20,191,983	2,204,021	22,396,004
Income from equity instruments	59,753	-	59,753
Income from companies accounted for by the equity method	50,516	-	50,516
Net fee and commission income	6,802,062	1,061,464	7,863,526
Gains (losses) on financial assets and liabilities and exchange differences (1)	6,422,142	2,035,090	8,457,232
Other operating income/(expenses)	(385,209)	(11,956)	(397,165)
TOTAL INCOME	33,141,247	5,288,619	38,429,866
Personnel expenses	(5,539,504)	(522,793)	(6,062,297)
Other administrative expenses	(4,636,067)	(203,588)	(4,839,655)
Depreciation and amortization	(1,019,510)	(76,872)	(1,096,382)
Provisions (net)	(2,033,332)	(29,420)	(2,062,752)
Net impairment losses on financial assets	(6,809,940)	(1,474,768)	(8,284,708)
Net impairment losses on non-financial assets	(68,916)	355	(68,561)
Other financial gains/(losses)	87,013	-	87,013
OPERATING INCOME BEFORE TAX (1)	13,120,991	2,981,533	16,102,524
Economic Hedge(1)	(6,673,459)	-	(6,673,459)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	6,447,532	2,981,533	9,429,065

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line.

9/30/2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	586,926,692	64,441,401	651,368,093
Loans and advances to customers	205,912,756	54,595,073	260,507,829
Customer deposits	222,735,879	56,131,907	278,867,786

12/31/2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	557,624,385	76,768,855	634,393,240
Loans and advances to customers	191,433,209	60,569,565	252,002,774
Customer deposits	228,923,947	18,521,230	247,445,177

16. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for three-months ended September 30, 2017, 2016 and December 31, 2016 were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 28, 2017  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be approved by the extraordinary stockholders' meeting (ESM) held on April 28, 2017.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to  their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

					1/01 to 9/30/2017	1/01 to 9/30/2016
Fixed compensation					60,621	65,198
Variable compensation					106,120	86,851
Other					9,061	10,785
Total Short-term benefits					175,802	162,834
Share-based payment					2,391	-
Total Long-term benefits					2,391	-
Total (1)					178,193	162,834
(1) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Additionally, in the period of nine-months ended September 30, 2017, charges were collected on key-person management compensation amounting R$23,884 (9/30/2016 - R$21,958).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;
III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	9/30/2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,765	0.1%	3,770	0.1%	7,535	0.1%
Directors (*)	4,367	0.1%	4,367	0.1%	8,734	0.1%
Other	369,505	9.7%	397,304	10.8%	766,809	10.2%
Total	3,816,857	99.9%	3,677,998	99.9%	7,494,855	99.9%
Treasury shares	1,838	0.1%	1,838	0.1%	3,676	0.1%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	373,270	9.7%	401,074	10.9%	774,344	10.3%

	12/31/2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander in Brazil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutatively condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	9/30/2017
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Assets	4,032,508	1,375,341	680,000
Trading derivatives, net	20,873	-	(94,738)
Banco Santander Spain	20,873	-	-
Abbey National Treasury Services Plc (2)	-	-	(87,728)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(7,010)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	3,950,241	-	92,589
Banco Santander Spain (3) (5)	3,950,241	-	-
Banco Santander Totta, S.A. (2)	-	-	2,415
Abbey National Treasury Services Plc (2)	-	-	88,324
Bank Zachodni (2)	-	-	162
Banco Santander, S.A. – México (2)	-	-	1,688
Loans and other values with customers	-	-	682,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	682,140
ISBAN Brasil S.A. (2)	-	-	9
Loans and other values with credit institutions (1)	56,567	1,373,621	-
Banco Santander Spain	56,567	-	-
Banco RCI Brasil S.A.	-	1,373,621	-
Other Assets	4,827	1,720	-
Banco Santander Spain	4,827	-	-
Banco RCI Brasil S.A.	-	1,720	-

Liabilities	(8,409,249)	(52,317)	(934,018)
Deposits from credit institutions	(823,603)	(29,397)	(582,303)
Banco Santander Spain (4)	(823,603)	-	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(303,388)
Banco Santander Río S.A. (2)	-	-	-
Santander Brasil Asset (2)	-	-	(6)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(241,233)
Banco Santander, S.A. – Uruguay (2)	-	-	(4,367)
Banco Santander Totta, S.A. (2)	-	-	-
Banco Santander de Negocios Colombia S.A. (2)	-	-	(33,309)
Banco RCI Brasil S.A.	-	(29,397)	-
Customer deposits	-	(22,920)	(265,615)
ISBAN Brasil S.A. (2)	-	-	(37,937)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(68,473)
Produban Serviços de Informática S.A. (2)	-	-	(15,996)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(26,809)
Santander Brasil Gestão de Recursos Ltda	-	-	(109,500)
Webmotors S.A.	-	(22,920)	-
Other	-	-	(6,900)
Debt Instruments Eligible for Capital	(7,579,276)	-	-
Banco Santander Spain	(7,579,276)	-	-
Other Liabilities - Dividends and Interest on Capital Payable	(380,481)	-	(108)
Banco Santander Espanha	(59,089)	-	-
Grupo Empresarial Santander, S.L. (1)	(120,499)	-	-
Sterrebeeck B.V. (1)	(200,893)	-	-
Banco Madesant	-	-	(108)
Other Liabilities	(6,370)	-	(86,100)
Banco Santander Spain	(6,370)	-	-
Santander Brasil Asset	-	-	(72)
Produban Serviços de Informática S.A. (Produban Spain) (2)	-	-	(16,761)
Produban Serviços de Informática S.A. (2)	-	-	(15,208)
Ingeniería de Software Bancario, S.L. (2)	-	-	(31,038)
Santander Securities	-	-	(8,086)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(14,741)
Other	-	-	(194)

Thousands of Real	12/31/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	10,919,116	794,800	556,778
Financial assets for trading - Derivatives net	(184,304)	-	(400,570)
Banco Santander Spain	(184,304)	-	-
Abbey National Treasury Services Plc (2)	-	-	(91,828)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(308,742)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,900,941	-	94,530
Banco Santander Spain (3) (5)	10,900,941	-	-
Banco Santander Totta, S.A. (2)	-	-	1,261
Abbey National Treasury Services Plc (2)	-	-	92,118
Bank Zachodni (2)	-	-	117
Banco Santander, S.A. – México (2)	-	-	1,034
Loans and other values with customers	-	136,354	862,818
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	862,553
Webmotors S.A.	-	136,354	-
Santander Brasil Gestão de Recursos Ltda	-	-	265
Loans and other values with credit institutions (1)	25,546	656,806	-
Banco Santander Spain	25,546	-	-
Banco RCI Brasil S.A.	-	656,806	-
Other Assets	176,933	1,640	-
Banco Santander Spain	176,933	-	-
Banco RCI Brasil S.A.	-	1,640	-

Liabilities	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(327,466)	(40,202)	(980,702)
Banco Santander Spain (4)	(327,466)	-	-
Santander Securities	-	-	(208,059)
Santander Brasil Asset	-	-	(12,079)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(757,874)
Banco Santander, S.A. – Uruguay (2)	-	-	(2,158)
Banco RCI Brasil S.A.	-	(40,202)	-
Others	-	-	(532)
Customer deposits	-	(66,325)	(189,794)
ISBAN Brasil S.A. (2)	-	-	(22,232)
Santander Securities	-	-	(52,484)
Produban Serviços de Informática S.A. (2)	-	-	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(44,840)
Santander Brasil Gestão de Recursos Ltda	-	-	(39,361)
Webmotors S.A.	-	(66,325)	-
Other	-	-	(11,224)
Other Liabilities - Dividends and Interest on Capital Payable	(3,794,130)	-	(16,494)
Banco Santander Spain	(589,227)	-	-
Grupo Empresarial Santander, S.L. (1) (2)	(1,201,612)	-	-
Sterrebeeck B.V. (1) (2)	(2,003,291)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (2)	-	-	(1,075)
Santusa Holding, S.L. (2)	-	-	(15,419)
Other Liabilities	(2,954)	-	(35,566)
Banco Santander Spain	(2,954)	-	-
Santander Brasil Asset	-	-	(70)
ISBAN Brasil S.A. (2)	-	-	(339)
Santander Securities	-	-	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(30,684)
Other	-	-	(43)
Other - Debt Instruments Eligible for Capital	(7,859,649)	-	-
Banco Santander Espanha	(7,859,649)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On September 30, 2017, includes to the cash of R$348,503 (12/31/2016 - R$582,571).
(4) On September 30, 2017, refers to raising funds through operations transfers abroad amounting R$823,603 (12/31/2016 - R$327,466), with maturity until May, 2018 and interest until 7.92% p.a.

(5) On September 30, 2017, includes to investments in foreign currency (applications overnight):  maturing on October 2, 2017 the amount of R$3,111,078 (12/31/2016 - R$10,269,812) and up to interest 1.18% p.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

Thousands of Real	1/01 to 9/30/2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	420,403	65,942	(298,383)
Interest and similar income - Loans and amounts due from credit institutions	71,899	60,717	1,034
Banco Santander Spain	71,899	-	-
Banco RCI Brasil S.A.	-	60,717	-
Abbey National Treasury Services Plc	-	-	610
Cibrasec	-	-	424
Interest expense and similar charges - Customer deposits	-	(4,219)	(32,336)
ISBAN Brasil S.A.	-	-	(1,707)
Santander Securities Services Brasil Participações S.A.	-	-	(5,071)
Santander Brasil Gestão de Recursos Ltda	-	-	(5,412)
Santander Securities Services Brasil DTVM S.A	-	-	(18,982)
Santander Cultural	-	-	(51)
Webmotors S.A.	-	(4,219)	-
Produban Serviços de Informática S.A.	-	-	(1,031)
Others	-	-	(82)
Interest expense and similar charges - Deposits from credit institutions	(10,583)	(2,392)	(68,328)
Banco Santander Spain	(10,583)	-	-
Banco RCI Brasil S.A.	-	(2,392)	-
Santander Securities Services Brasil DTVM S.A	-	-	-
SAM Brasil Participações	-	-	(81)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(68,247)
Fee and commission income (expense)	(3,732)	11,836	1,472,852
Banco Santander Spain	(3,732)	-	-
Banco RCI Brasil S.A.	-	11,833	-
Banco Santander International	-	-	12,258
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	173,314
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,285,650
Other	-	-	1,630
Debt Instruments Eligible to Compose Capital	(165,205)	-	-
Banco Santander Spain (2)	(165,205)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	528,024	-	(916,027)
Banco Santander Spain	528,024	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(936,700)
Abbey National Treasury Services Plc	-	-	4,710
Other	-	-	15,963
Administrative expenses and amortization	-	-	(740,274)
ISBAN Brasil S.A.	-	-	(227,899)
Produban Serviços de Informática S.A.	-	-	(179,300)
ISBAN Chile S.A.	-	-	(17)
Aquanima Brasil Ltda.	-	-	(19,228)
TECBAN - Tecnologia Bancaria Brasil	-	-	(195,658)
Produban Serviços de Informática S.A. (Produban Spain)	-	-	(25,326)
Santander Securities Services Brasil DTVM S.A	-	-	(31,259)
Ingeniería de Software Bancario, S.L.	-	-	(59,990)
Other	-	-	(1,597)
Other Administrative expenses - Donation	-	-	(15,304)
Santander Cultural	-	-	(3,124)
Fundação Santander	-	-	(1,130)
Fundação Sudameris	-	-	(11,050)

Thousands of Real	1/01 to 9/30/2016
	Parent (1)	Joint- controlled companies	Other Related- Party (2)
Income	(709,874)	88,137	684,394
Interest and similar income - Loans and amounts due from credit institutions	30,883	102,056	299
Banco Santander Spain	30,883	-	-
Abbey National Treasury Services Plc	-	-	299
Banco RCI Brasil S.A. (3)	-	102,056	-
Interest expense and similar charges - Customer deposits	-	(21,373)	(32,283)
ISBAN Brasil S.A.	-	-	(2,501)
Santander Brasil Gestão de Recursos Ltda	-	-	(10,636)
Santander Securities Services Brasil DTVM S.A	-	-	(14,887)
Webmotors S.A.	-	(21,373)	-
Services Brasil Participações S.A.	-	-	(2,462)
Produban Serviços de Informática S.A.	-	-	(1,506)
Other	-	-	(291)
Interest expense and similar charges - Deposits from credit institutions	(382)	(8,725)	(92,159)
Banco Santander Spain	(382)	-	-
Banco RCI Brasil S.A. (3)	-	(8,725)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(90,774)
Santander Asset Management, S.A. SGIIC.	-	-	(1,385)
Fee and commission income (expense)	(963)	16,179	1,367,277
Banco Santander Spain	(963)	-	-
Banco RCI Brasil S.A.	-	15,304	-
Banco Santander International	-	-	16,980
Webmotors S.A.	-	875	-
Zurich Santander Brasil Seguros S.A.	-	-	172,378
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,173,892
Other	-	-	4,027
Debt Instruments Eligible to Compose Capital	(168,748)	-	-
Banco Santander Spain (2)	(168,748)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(570,664)	-	213,291
Banco Santander Spain	(570,664)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	171,517
Abbey National Treasury Services Plc	-	-	36,223
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	14,126
Other	-	-	(8,575)
Administrative expenses and amortization	-	-	(756,650)
ISBAN Brasil S.A.	-	-	(311,359)
Produban Serviços de Informática S.A.	-	-	(178,947)
ISBAN Chile S.A.	-	-	(430)
Aquanima Brasil Ltda.	-	-	(18,056)
TECBAN - Tecnologia Bancaria Brasil	-	-	(155,762)
Produban Servicios Informaticos Generales, S.L. (Produban Spain)	-	-	(19,296)
Santander Securities Services Brasil DTVM S.A	-	-	(26,209)
Ingeniería de Software Bancario, S.L.	-	-	(41,449)
Others	-	-	(5,142)
Other Administrative expenses - Donation	-	-	(15,381)
Santander Cultural	-	-	(2,281)
Fundação Santander	-	-	(3,100)
Fundação Sudameris	-	-	(10,000)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) In February 2016, the Cia de Crédito, Financiamento e Investimentos Renault was incorporated by Banco RCI Brasil.

17. Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2017 and December 31, 2016 classified based on several measurement methods adopted by the Bank to determine fair value:

		9/30/2017
Thousands of Real		Level 1	Level 2	Level 3	Total
Financial assets held for trading		39,994,606	20,030,433	-	60,025,039
Debt instruments		39,338,771	799,208	-	40,137,979
Equity instruments		655,835	19,770	-	675,605
Trading derivatives		-	19,211,455	-	19,211,455
Other financial assets measured at fair value through profit or loss		1,639,440	68,540	35,161	1,743,141
Debt instruments		1,639,440	68,540	-	1,707,980
Equity instruments		-	-	35,161	35,161
Available-for-sale financial assets		82,506,018	10,157,188	569,760	93,232,966
Debt instruments		82,084,052	10,156,080	-	92,240,132
Equity instruments		421,966	1,108	569,760	992,834
Hedging derivatives (assets)		-	241,770	-	241,770
Financial liabilities held for trading		34,685,887	17,854,473	-	52,540,360
Trading derivatives		-	17,854,473	-	17,854,473
Short positions		34,685,887	-	-	34,685,887
Hedging derivatives (liabilities)		-	252,136	-	252,136

		12/31/2016
Thousands of Real		Level 1 (1)	Level 2 (1)	Level 3	Total
Financial assets held for trading		59,410,908	25,462,755	-	84,873,663
Debt instruments		59,034,363	960,583	-	59,994,946
Equity instruments		376,545	21,916	-	398,461
Trading derivatives		-	24,480,256	-	24,480,256
Other financial assets measured at fair value through profit or loss		1,597,660	76,035	37,509	1,711,204
Debt instruments		1,592,714	76,035	-	1,668,749
Equity instruments		4,946	-	37,509	42,455
Available-for-sale financial assets		51,160,044	5,703,389	951,612	57,815,045
Debt instruments		50,172,609	5,656,963	-	55,829,572
Equity instruments		987,435	46,426	951,612	1,985,473
Hedging derivatives (assets)		-	222,717	-	222,717
Financial liabilities held for trading		31,694,269	19,925,600	-	51,619,869
Trading derivatives		-	19,925,600	-	19,925,600
Short positions		31,694,269	-	-	31,694,269
Hedging derivatives (liabilities)		-	311,015	-	311,015
(1) There was no transfer between Level 1 and 2.

Movements in fair value of Level 3

The following table shows the changes that occurred in the nine-months periods ended September 30, 2017 and 2016 for level 3:

In thousand of Real	Fair Value 12/31/2016	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 9/30/2017
Other financial assets at fair value through profit or loss	37,509	(2,374)	-	26	35,161
Available-for-sale financial assets	951,612	33,771	-	(415,623)	569,760

In thousand of Real	Fair Value 12/31/2015	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 9/31/2016
Other financial assets at fair value through profit or loss	573,664	260	(14,345)	(524,727)	34,852
Available-for-sale financial assets	857,817	2,585	(3,074)	136,758	994,086

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets at a value other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at September 30, 2017 and December 31, 2016:

Thousands of Real					9/30/2017
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	41,881,410	42,001,815	-	42,001,815	-
Held to maturity investments	9,730,373	10,220,683	7,250,419	2,970,264	-
Loans and Receivables:
Loans and amounts due from credit institutions	25,519,508	25,519,545	-	25,519,545	-
Loans and advances to customers	260,507,829	263,392,854	-	-	263,392,854
Loans and receivables - Debt instruments	17,421,259	17,127,988	-	17,127,988	-
Total	355,060,379	358,262,885	7,250,419	87,619,612	263,392,854

Thousands of Real					12/31/2016
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	46,371,814	46,341,971	-	46,341,971	-
Held to maturity investments	10,048,761	10,555,437	6,942,173	3,613,264	-
Loans and Receivables:
Loans and amounts due from credit institutions	27,762,473	27,757,607	-	27,757,607	-
Loans and advances to customers	252,002,774	253,860,027	-	-	253,860,027
Loans and receivables - Debt instruments	16,283,259	16,003,885	-	16,003,885	-
Total	352,469,081	354,518,927	6,942,173	93,716,727	253,860,027

Investments in the Open Market - Brazil's Central Bank - The book value presented for these instruments approximates their fair value due to short term maturities and the recent start date.

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at September 30 , 2017 and December 31, 2016:

Thousands of Real				9/30/2017

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	80,194,543	80,195,226	-	-	80,195,226
Customer deposits	262,530,975	262,616,121	-	-	262,616,121
Marketable debt securities	71,943,523	72,045,518	-	2,769,716	69,275,802
Subordinated Debt	505,390	520,197	-	-	520,197
Debt instruments Eligible Capital	8,008,186	8,008,186	-	8,008,186	-
Other financial liabilities	37,662,341	36,405,341	-	-	36,405,341
Total	460,844,958	459,790,589	-	10,777,902	449,012,687

Thousands of Real				12/31/2016

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	78,319,960	78,323,271	-	-	78,323,271
Customer deposits	231,079,303	231,125,526	-	-	231,125,526
Marketable debt securities	99,842,955	99,671,288	-	7,321,870	92,349,418
Subordinated Debt	466,246	452,439	-	-	452,439
Debt instruments Eligible Capital	8,311,918	8,311,918	-	8,311,918	-
Other financial liabilities	36,879,099	35,622,099	-	-	35,622,099
Total	454,899,481	453,506,541	-	15,633,788	437,872,753

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits  – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital  – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

18. Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets			9/30/2017	12/31/2016
Swap Differentials Receivable (1)			17,234,176	15,321,646
Option Premiums to Exercise			773,985	935,520
Forward Contracts and Other			1,445,064	8,445,807
Total			19,453,225	24,702,973

Liabilities
Swap Differentials Payable (1)			15,652,600	12,267,819
Option Premiums Launched			449,873	1,166,002
Forward Contracts and Other			2,004,136	6,802,794
Total			18,106,609	20,236,615
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	9/30/2017		12/31/2016
	Notional	Market	Notional	Market
Swap	395,318,643	1,591,942	381,238,135	3,142,125
Asset	204,299,186	22,944,060	196,887,188	24,311,485
CDI (Interbank Deposit Rates)	45,124,533	22,944,060	44,868,680	22,759,822
Fixed Interest Rate - Real	130,588,751	-	126,300,261	-
Indexed to Price and Interest Rates	7,214,266	-	9,225,789	-
Indexed to Foreign Currency	21,319,486	-	16,492,458	1,551,663
Other	52,150	-	-	-
Liabilities	191,019,457	(21,352,118)	184,350,947	(21,169,360)
CDI (Interbank Deposit Rates)	21,880,266	-	23,178,722	-
Indexed Interest Rate Fixed - Real	135,865,728	(16,417,059)	133,185,717	(17,414,147)
Indexed to Price and Interest Rates	8,947,480	(1,727,957)	12,767,212	(3,518,297)
Indexed to Foreign Currency	24,273,406	(3,204,352)	15,049,776	(38,836)
Other	52,577	(2,750)	169,520	(198,080)
Options	226,738,601	324,112	175,841,405	(230,482)
Purchased Position	106,469,767	773,985	83,883,966	935,520
Call Option - US Dollar	12,888,691	165,465	12,693,748	181,463
Put Option - US Dollar	4,267,262	39,267	3,788,161	392,048
Call Option - Other	11,694,040	72,969	20,115,932	62,517
Interbank Market	8,277,090	(2,893)	17,391,500	7,062
Other (1)	3,416,950	75,862	2,724,432	55,455
Put Option - Other	77,619,774	496,284	47,286,125	299,492
Interbank Market	76,190,590	79,376	46,106,600	18,029
Other (1)	1,429,184	416,908	1,179,525	281,463
Sold Position	120,268,834	(449,873)	91,957,439	(1,166,002)
Call Option - US Dollar	8,002,335	(107,950)	4,314,988	(141,172)
Put Option - US Dollar	5,278,123	(125,546)	7,390,733	(952,407)
Call Option - Other	28,823,362	(76,080)	30,441,646	(46,940)
Interbank Market	25,162,987	(3,586)	27,597,764	(4,087)
Other (1)	3,660,375	(72,494)	2,843,882	(42,853)
Put Option - Other	78,165,014	(140,297)	49,810,072	(25,483)
Interbank Market	77,161,587	(73,728)	49,245,495	(5,793)
Other (1)	1,003,427	(66,569)	564,577	(19,690)

Trading		9/30/2017		12/31/2016
	Notional	Market	Notional	Market
Futures Contracts	158,037,502	-	104,651,180	-
Purchased Position	50,635,814	-	40,396,456	-
Exchange Coupon (DDI)	9,951,406	-	14,473,180	-
Interest Rates (DI1 and DIA)	23,824,933	-	23,756,523	-
Foreign Currency	5,140,235	-	1,393,538	-
Indexes (2)	9,970,879	-	195,160	-
Other	1,748,361	-	578,055	-
Sold Position	107,401,688	-	64,254,724	-
Exchange Coupon (DDI)	43,854,098	-	15,048,490	-
Interest Rates (DI1 and DIA)	58,294,832	-	29,047,678	-
Foreign Currency	1,011,678	-	17,384,256	-
Indexes (2)	291,785	-	185,506	-
Treasury Bonds/Notes	3,949,295	-	2,588,794	-
Forward Contracts and Other	47,103,854	(559,072)	50,853,154	1,643,013
Purchased Position	20,789,893	668,974	20,864,170	3,386,347
Currencies	20,789,893	668,974	19,951,984	3,391,275
Other	-	-	912,186	(4,928)
Sold Position	26,313,961	(1,228,046)	29,988,984	(1,743,334)
Currencies	26,242,495	(1,307,249)	29,911,406	(1,826,965)
Other	71,466	79,203	77,578	83,631
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				9/30/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	32,718,525	32,765,205	138,815,456	204,299,186
Options	8,810,848	1,140,481	216,787,272	226,738,601
Futures Contracts	-	-	158,037,502	158,037,502
Forward Contracts and Other	25,198,903	20,248,156	1,656,795	47,103,854

Notional				12/31/2016
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	43,082,605	15,910,871	137,893,712	196,887,188
Options	5,916,105	839,182	169,086,118	175,841,405
Futures Contracts	-	-	104,651,180	104,651,180
Forward Contracts and Others	29,044,676	17,563,319	4,245,159	50,853,154
(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				9/30/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	1,099,513	24,298,368	178,901,305	204,299,186
Options	69,049,130	101,832,196	55,857,275	226,738,601
Futures Contracts	11,658,576	99,807,337	46,571,589	158,037,502
Forward Contracts and Other	32,185,002	11,218,748	3,700,104	47,103,854

Notional				12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	17,499,576	26,810,380	152,577,232	196,887,188
Options	10,785,982	10,624,762	154,430,661	175,841,405
Futures Contracts	66,298,799	16,041,642	22,310,739	104,651,180
Forward Contracts and Others	28,235,186	17,826,727	4,791,241	50,853,154

a.4) Derivatives by Market Trading

Notional				9/30/2017
		Stock Exchange (1)	Over the Counter (2)	Total
Swap		175,545,102	28,754,084	204,299,186
Options		226,738,601	-	226,738,601
Futures Contracts		158,037,502	-	158,037,502
Forward Contracts and Other		32,008,353	15,095,501	47,103,854

Notional	Stock Exchange (1)			12/31/2016
		Cetip (1)	Over the Counter (2)	Total
Swap	133,759,441	61,856,098	1,271,649	196,887,188
Options	166,899,868	8,234,147	707,390	175,841,405
Futures Contracts	104,651,180	-	-	104,651,180
Forward Contracts and Others	-	35,427,573	15,425,581	50,853,154
(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.
(2) Composed of operations that are included in registration chambers, according to Brazilian Central Bank regulations.

a.5) Hedge Accounting

Hedge relationships are of three types: Fair Value Hedge, Cash Flow Hedge and Net Investment Hedge of Foreign Operations.

Derivatives used as hedge by index are as follows:

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in March 2015 and the related Swaps will mature between 2018 and 2022.

• It contracts Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between 2020 and 2021.

• Banco Santander has a portfolio of Reais-indexed Assets traded in the Cayman Islands.  In the Reais transaction, the value of the Dollar asset will be converted into Reais at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging relationships were designated in October 2015 and the related Swaps will mature between 2018 and 2022.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR versus Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between 2018 and 2020.

• Banco Santander has a pre-fixed interest rate risk generated by Government Securities (NTN-F and LTN) in the available for sale portfolio. To manage this mismatch, it contracts DI futures on the BM&FBovespa and designates them as a derivative instrument in a Hedge Accounting structure, with the object of this relationship being fixed-rate government securities (NTN-F and LTN). The hedge relationships were designated in March 2017 and matures in 2027.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

	9/30/2017		12/31/2016
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Government Securities (LTN, NTN-F)	(606,876)	-	-	-
Eurobonds	-	-	13,163	-
Resolution 2770	870	-	-	-
Trade Finance Off	(54,092)	-	20,471	-
Total	(660,098)	-	33,634	-

Thousands of Real		9/30/2017		12/31/2016
	Adjustment		Adjustment
Hedge Instruments	to Market	Fair Value	to Market	Fair Value

Swap Contracts	(94,158)	(139,989)	(26,703)	(136,467)
Asset	20,302	1,262,943	11,486	1,046,012
Indexed to Foreign Currency - Fixed Dollar (1)	476	12,824	1,103	17,678
Indexed to Foreign Currency - USD/BRL - Dollar (2) (3) (4)	(10,038)	578,667	(8,957)	744,260
Indexed to Foreign Currency - Euro (6) (7)	29,752	461,995	19,340	284,074
Deposit Certificate Interbank - CDI (5)	112	209,457	-	-
Liabilities	(114,460)	(1,402,932)	(38,189)	(1,182,479)
Indexed to Foreign Currency - US Dollar (6)	(13,259)	(254,966)	(14,958)	(323,197)
Indexed to Foreign Currency - Fixed Dollar (5)	(17,260)	(220,785)	(1,103)	(17,676)
CDI (Interbank Deposit Rates) (1) (2)	(23,347)	(379,668)	(18,395)	(804,059)
Indexed Interest Rate Fixed - Real (3)	(4,387)	(29,673)	(3,733)	(37,547)
Indexed to Foreign Currency - Colombian Peso (7)	(13,436)	(209,806)	-	-
Indexed to Foreign Currency - Pre Euro (4)	(42,771)	(308,034)	-	-
Object of Hedge
Assets	74,764	1,373,428	23,165	693,132
Loans and Receivables	75,341	1,340,726	23,165	693,132
Indexed to Foreign Currency - US Dollar (6)	-	277,441	4,809	323,780
CDI (InterBank Deposit Rates) (2)	11,662	347,004	13,253	331,805
Indexed Interest Rate Fixed - Real (3)	4,505	21,560	5,103	37,547
Indexed to Foreign Currency - Fixed Dollar (5)	16,403	218,945	-	-
Indexed to Foreign Currency - Colombian Peso (7)	-	167,742	-	-
Indexed to Foreign Currency - Fixed Euro (4)	42,771	308,034	-	-
Debt instruments	(577)	32,702	-	-
CDI (InterBank Deposit Rates) (1) (2)	(610)	24,589	-	-
Interest rate - Fixed Real (3)	33	8,113	-	-
Liabilities	-	-	12,830	(803,929)
Foreign Borrowings	-	-	12,830	(803,929)
Indexed to Foreign Currency - US Dollar (2)	-	-	12,830	(803,929)

				9/30/2017

Hedge Instruments				Reference Value
Swap Contracts (8)				19,436,966
Interest Rate (DI1 and DIA)				19,436,966

				9/30/2017
			Adjustment
Object of Hedge			to Market	Fair Value
Assets			568,805	22,306,951
Securities - Available for Sale
Government Securities (8)			568,805	22,306,951
National Treasury Bills - LTN			200,343	9,218,661
National Treasury Notes - NTN F			368,462	13,088,290

(1) Passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$15,832 (12/31/2016 - R$108,845).

(2) These are passive instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$347,004 and promissory notes of R$8,757 (12/31/2016 -market value of the promissory notes of R$108,844)  and on December 31,2016 assets instruments whose hedged items are foreign currency indexed bonds denominated in foreign currency - US dollar in the market value of R803,929.

(3) These are passive instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$8,113 (12/31/2016 - R$37,547).
(4) These are passive instruments whose hedged items are credit operations indexed in foreign currency - euro at the market value of R$308,034.
(5) These are passive instruments whose hedged items are credit operations indexed in foreign currency - US dollar in the market value of R$218,945.
(6) These are passive instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$277,441.
(7) These are passive instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$167,742.
(8) Current value of the instruments as of September 30, 2017 is R$21,863,378.

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2018 and 2021.

• It contracts Fixed Dollar Asset and Floating Reais Liability swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having floating-Reais-indexed loan operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between April 2017 and 2021.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between 2017 and 2025.

In order to assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows the IAS 39, which recommends that the hedge effectiveness test be performed at the inception/beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the expected hedge ratio remains effective (between 80% and 125%).

In this hedge strategy the effectiveness tests (prospective and retrospective) are conducted through creation of two hypothetical derivatives, one for the object and another for the instrument.

The hypothetical derivative of the object is a conceptual swap where the liability leg simulates the “stable portion” to be protected and the asset leg is identical to the Pre-fixed leg of the derivative designated as hedge. For the hypothetical derivative of the instrument the asset leg will be set by the number of contracts of the future and the liability leg will be the pre-fixed rate negotiated on the acquisition of these contracts. The hypothetical derivative is stable once the contracts are kept until the maturity. Any ineffectiveness will be recognized in profit or loss.

Any ineffectiveness are recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk performs the projections of three scenarios to the tests, being: 1st 10bps in the curve; 2nd 50bps in the curve and 3rd 100bps in the curve. Using the validated estimates, the VPE Finance Strategy and Quality - Management Information | Products & Segments will perform the prospective tests through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities.  The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	9/30/2017		12/31/2016
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(23,270)	-	(20,535)	-
Loans and Receivables	(368,142)	3,553	174,956	-
Government Securities (LFT)	279,986	-	-	-
Total	(111,426)	3,553	154,421	-

Thousands of Real		9/30/2017		12/31/2016
	Adjustment		Adjustment
	to Fair Value	Fair Value	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(21,367)	129,623	(27,261)	48,169
Asset	162,942	2,135,963	137,664	1,952,189
Indexed to Foreign Currency - Fixed Dollar (1)	64,808	955,037	84,812	1,477,821
Indexed to Foreign Currency - Euro (3)	95,775	895,036	52,852	474,368
Indexed to Foreign Currency - USD/BRL - Dollar (2)	2,359	285,890	-	-
Liabilities	(184,309)	(2,006,340)	(164,925)	(1,904,020)
Deposit Certificate Interbank - CDI (1) (2)	(3,520)	(301,341)	(995)	(341,938)
Indexed to Foreign Currency Fixed- Reais (1) (4)	-	-	(1,288)	(199,954)
Indexed to Foreign Currency - Fixed Euro (1)	(86,916)	(846,336)	(102,998)	(805,326)
Indexed to Foreign Currency - Dollar (3)	(93,873)	(858,663)	(59,367)	(548,684)
Indexed to Foreign Currency - Reais (3)	-	-	(277)	(8,118)

Thousands of Real			9/30/2017	12/31/2016
Hedge Instruments			Reference value	Reference value
Swap Contracts			81,063,053	80,149,530
Loan operations (5)			55,106,710	80,149,530
Foreign Currency - Dollar			411,840	450,571
Interest Rate (DI1 and DIA)			34,027,069	46,314,644
Interest Rate DDI1			20,667,801	33,384,315
Securities-available for sale			25,956,343	-
Government Securities (6)			25,956,343	-
Interest rate (DI1 and DIA)			25,956,343	-

Thousands of Real
			9/30/2017	12/31/2016
Hedge Object - Cost
Assets			(32,685,195)	27,858,923
Lending Operations - Financing and Credit to Export and Imports (3) (5)			(9,572,953)	24,720,800
Loans and Receivables (3) (5)			(13,217,016)	496,874
Brazilian Foreign Debt Bonds (1)			(758,039)	701,300
Available for sale - Promissory Notes - NP (2) (5)			(490,727)	1,939,949
Government Securities -LFT (6)			(8,646,460)	-
Liabilities			-	(1,332,972)
Foreign Borrowings (5)			-	(1,332,972)
(1) Operations due April 1, 2021 (12/31/2016 - operations due April 1, 2021), which hedge objects are securities operation represented by title Brazilian External Debt Bonds and Lending Operations.
(2) Operation maturing on December 18, 2017, whose hedged items are securities represented by promissory notes.

(3) Operations maturing between October, 2017 and February, 2018 (12/31/2016 - operations maturing between January, 2017 to December, 2025), which objects "hedge" contracts are loans from lending institutions.

(4) Operations with maturities between October, 2017 and May, 2020, whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) Transactions with maturity between October, 2017 and November, 2026 (12/31/2016  - transactions with maturities between January, 2017 to January, 2018) and restated instrument value of R$25,682,930 (12/31/2016 - R$29,164,917) where operations are denominated futures in US dollars and futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations, whose hedge is Lending Operation - Financing and Credit to Export and Imports, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(6) Operation maturing on March, 2021 and March, 2023 updated value of the instruments of R$8,646,460, whose object of "hedge" are Financial Treasury Bills - LFT, recorded in securities.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$149,668 (12/31/2016 - R$69,489), and is recorded in stockholders' equity, net of tax effects.

Hedging of Foreign Investments

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

On December 31, 2016, the notional value of this investment hedge was R$2,687,347, maturing between January 2017 and June 2017 and the effect of R$2,552,596 of the exchange variation recorded in stockholders' equity, net of the tax effects.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) derivative financial instruments themselves and other are composed of government securities.

			9/30/2017	12/31/2016

Financial Treasury Bill - LFT			713,223	1,556,804
National Treasury Bill - LTN			8,095,802	4,636,644
National Treasury Notes - NTN			3,579,625	27,598
Total			12,388,650	6,221,046

a.7) Sold Position

On September 30, 2017, the balance of sold positions totaled R$34,685,887 (12/31/2016 - R$ 31,694,269), which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale agreements or borrowed.

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of  Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2017.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(15,495)	(414,306)	(828,612)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(1,552)	(25,747)	(51,494)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(2,879)	(19,022)	(38,044)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(5,442)	(11,968)	(23,936)
Foreign currency	Exposures subject to foreign exchange	(16,526)	(413,161)	(826,322)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(5,736)	(31,217)	(62,433)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,799)	(26,999)	(53,998)
Shares and Indexes	Exposures subject to change in shares price	(4,208)	(105,200)	(210,400)
Total (1)		(53,637)	(1,047,620)	(2,095,239)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(78,037)	(1,500,113)	(2,946,337)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(18,868)	(319,959)	(475,588)
Inflation	Exposures subject to change in coupon rates of price indexes	(32,884)	(419,823)	(836,432)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(6,505)	(128,165)	(238,314)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(119)	(21,041)	(42,241)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(12,266)	(136,548)	(262,527)
Foreign currency	Exposures subject to foreign exchange	(491)	(12,273)	(24,546)
Total (1)		(149,170)	(2,537,922)	(4,825,985)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The detail of off-balance-sheets funds managed by the Bank is as follows:

			9/30/2017	12/31/2016
Funds under management			1,722,068	1,533,620
Total			1,722,068	1,533,620

d) Third-party securities held in custody

As of September 30, 2017 and December 31, 2016, the Bank held in custody marketable debt securities and equity instruments totaling R$37,370,302 and R$27,772,714, respectively entrusted to it by third parties.

e) Other events

e.1) MarketAgreement for indirect purchase of share on equity capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros, a company wholly-owned by Banco Santander (Brasil) S.A., signed a purchase and sale agreement to acquire the equity portion corresponding to 70% of the shares representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda. and Gestora de Investimentos Ipanema Ltda. The transaction was approved by Bacen on September 19, 2017 and, after fulfillment of other conditions precedent, the parties concluded the transaction on October 16, 2017.

e.2) Incorporation of the Gestora de Inteligência de Crédito – Partnership between Banco Santander and others banks in the Brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e.3) Provisions for devaluations on real estate

In the period ended September 30, 2017, includes in the caption "Gains (losses) on non-current assets held for sale not classified as discontinued operations" the amount of R$337,686 of provisions for devaluations on real estate, based on appraisal reports prepared by specialized external consulting.

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 9/30/2017		1/01 to 9/30/2016
Interest and similar income	54,814,833		57,668,414
Fee and commission income (net)	9,289,445		7,863,526
Impairment losses on financial assets (net)	(9,011,895)		(8,284,708)
Other income and expense	(1,236,191)		784,926
Interest expense and similar charges	(28,960,121)		(35,272,410)
Third-party input	(4,569,474)		(4,273,623)
Materials, energy and other	(365,072)		(395,282)
Third-party services	(3,517,350)		(3,344,493)
Impairment of assets	(123,086)		(68,561)
Other	(563,966)		(465,287)
Gross added value	20,326,597		18,486,125
Retention
Depreciation and amortization	(1,227,605)		(1,096,382)
Added value produced	19,098,992		17,389,743
Added value received from transfer
Investments in affiliates and subsidiaries	53,596		50,516
Added value to distribute	19,152,588		17,440,259
Added value distribution
Employee	5,823,117	30.4%	5,339,776	30.6%
Compensation	4,252,813		3,951,987
Benefits	1,072,880		1,053,034
Government severance indemnity funds for employees - FGTS	303,588		234,341
Other	193,836		100,414
Taxes	6,081,299	31.8%	5,581,195	32.0%
Federal	5,610,608		5,176,425
State	837		564
Municipal	469,854		404,206
Compensation of third-party capital - rental	593,935	3.1%	572,088	3.3%
Remuneration of interest on capital	6,654,237	34.7%	5,947,200	34.1%
Dividends and interest on capital	1,500,000		500,000
Profit Reinvestment	4,997,756		5,366,463
Profit (loss) attributable to non-controlling interests	156,481		80,737
Total	19,152,588	100.0%	17,440,259	100.0%

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to the Interim Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended September 30, 2017, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC).

1) Macroeconomic Environment

The feeling about the brazilian economy has improved throughout 2017. On the one hand, there are increasingly convincing signs that the economy has entered into a recovery route, led by agriculture/farming and exports transactions in the first quarter, for the release of FGTS resources in the 2nd quarter, and consolidated with a gradual, but consistente, improvement in the labor market and credit conditions. There are enough signs to sustain the expectation of resumption of economic growth, leaving behind the longest and deepest recession in Brazilian history.

Inflation has surprised downward, consolidating a prospect that will remain close to the objectives of the monetary authority in the coming years. With the inflation comfortably around the target, the interest rate (short-term interbank rate) should reach the lowest level of the last 60 years, opening space for important structural changes in the Brazilian economy. It reflects notably a new cycle of credit expansion and market development of capital.

Consolidating a favorable scenario requires advancement in the process of structural reforms, especially in the fiscal area, in order to reverse the upward trend of the public debt. Measures to improve the business environment and boost productivity are also necessary to ensure sustainable growth and improvement of social indicators.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Interest Net Income (3)	25,854.7	22,396.0	15.4	8,943.7	8,687.0	3.0
Income from equity instruments	69.4	59.8	16.2	(3.0)	62.0	-104.9
Income from companies accounted for by the equity method	53.6	50.5	6.1	14.9	33.2	-55.0
Fees (net)	9,289.4	7,863.5	18.1	3,129.1	3,124.3	0.2
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	2,452.8	8,457.2	-71.0	1,941.0	(1,332.6)	-245.7
Other operating expense (net)	(391.6)	(397.2)	-1.4	(55.5)	(233.7)	-76.2
Total Income	37,328.4	38,429.9	-2.9	13,970.3	10,340.2	35.1
Administrative and personnel expenses	(11,695.4)	(10,902.0)	7.3	(4,062.9)	(3,779.8)	7.5
Depreciation and amortization	(1,227.6)	(1,096.4)	12.0	(417.4)	(411.5)	1.4
Provisions (net)	(2,847.0)	(2,062.8)	38.0	(989.2)	(882.7)	12.1
Impairment losses on financial assets and other assets (net)	(9,135.0)	(8,353.3)	9.4	(2,886.5)	(2,921.0)	-1.2
Gains (losses) on disposal of assets not classified as non-current assets held for sale	1.2	2.5	-52.4	0.9	2.3	-59.5
Gains (losses) on non-current assets held for sale not classified as discontinued operations (2)	(356.3)	84.5	-521.5	(17.6)	(217.7)	-91.9
Operating Profit Before Tax (1)	12,068.2	16,102.5	-25.1	5,597.6	2,130.0	162.8
Income taxes	(5,414.0)	(10,155.3)	-46.7	(3,214.7)	133.5	-2,507.4
Consolidated Net Income	6,654.2	5,947.2	11.9	2,382.9	2,263.5	5.3

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect (according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$Millions)	9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Operating Profit Before Tax	12,068.2	16,102.5	-25.1	5,597.6	2,130.0	162.8
IR/CSLL (hedge)	(596.4)	(6,020.7)	-90.1	(1,226.5)	1,502.4	-181.6
PIS/Cofins (hedge)	(64.6)	(652.7)	-90.1	(132.9)	162.8	-181.6
Adjusted Operating Profit Before Tax	11,407.2	9,429.1	21.0	4,238.2	3,795.2	11.7

INCOME TAXES (R$Millions)	9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Income taxes	(5,414.0)	(10,155.3)	-46.7	(3,214.7)	133.5	-2,507.4
IR/CSLL (hedge)	596.4	6,020.7	-90.1	1,226.5	(1,502.4)	-181.6
PIS/Cofins (hedge)	64.6	652.7	-90.1	132.9	(162.8)	-181.6
Adjusted Income taxes	(4,753.0)	(3,481.9)	36.5	(1,855.3)	(1,531.7)	21.1

1) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings. To protect the exposures in exchange rate variations, the Bank uses derivatives. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable for PIS/COFINS/IR/CSLL purposes, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in operating income (loss) and tax expense (PIS/Cofins) and income tax (IR/CSLL), as demonstrated below:

HEDGE OF THE FOREIGN INVESTIMENTS (R$Million)			9M17	9M16	annual changes %	3Q17	2Q17	3Q17 vs. 2Q17 changes %
Exchange Variation			(729.0)	(7,361.6)	-90.1	(1,499.2)	1,836.3	-181.6
Derivative Financial Instruments			1,390.0	14,035.0	-90.1	2,858.6	(3,501.5)	-181.6
PIS/Cofins			(64.6)	(652.7)	-90.1	(132.9)	162.8	-181.6
IR/CSLL			(596.4)	(6,020.7)	-90.1	(1,226.5)	1,502.4	-181.6

2) Gains (losses) on non-current assets held for sale not classified as discontinued operations - In the second quarter of 2017, includes R$338 million of provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting, registered in the second quarter of 2017.

3) Interest Net Income - The increase in the first nine months of 2017 compared to the same period of the previous year was, mainly, due to higher credit revenues, customer funding and market activities.

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$Millions)	9M17	% in profit before tax	9M16	annual changes %	3Q17	% in profit before tax	2Q17	3Q17 vs. 2Q17 changes %
Commercial Bank (1)	9,274.2	76.8	13,121.0	-29.3	4,675.5	83.5	1,452.4	221.9
Global Wholesale Banking	2,794.1	23.2	2,981.5	-6.3	922.1	16.5	677.6	36.1
Operating Profit Before Tax	12,068.3	100.0	16,102.5	-25.1	5,597.6	100.0	2,129.9	162.8

(1) On September 30, 2017 and 2016, includes in the Commercial Bank, the economic hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$8,613.1 million and R$6,873.9 million, respectively.

General Expenses

The other administrative expenses totaled R$5,111.3 million and R$4,839.7 million in the nine-month period of 2017 and 2016, respectively. The personnel expenses totaled R$6,584.1 million and R$6,062.3 million in the nine-month period of 2017 and 2016, respectively. The other administrative expenses increased 5.6% and the personnel expenses increased 8.6% YoY.

The efficiency ratio, calculated by division of the administrative and personnel expenses, amounting R$11,695.4 million by total revenue in the amount to R$37,328.5 million, reached 31.3% (2016 - 28.4%).

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)				Sep/17	Dec/16	changes%	Jun/17	changes in period %
Cash and Balances with the Brazilian Central Bank				111,484.9	110,604.9	0.8	108,192.4	3.0
Financial Assets held for Trading				60,025.0	84,873.7	-29.3	54,600.5	9.9
Other Financial Assets Measured at Fair Value in Results				1,743.1	1,711.2	1.9	1,693.7	2.9
Available-for-Sale Financial Assets				93,233.0	57,815.0	61.3	84,186.1	10.7
Held to maturity investments				9,730.4	10,048.8	-3.2	10,116.6	-3.8
Loans and Receivables				303,448.6	296,048.5	2.5	301,760.2	0.6
Hedging Derivatives				241.8	222.7	8.6	277.7	-12.9
Non-Current Assets Held For Sale				1,164.4	1,337.9	-13.0	1,178.4	-1.2
Investments in Associates and Joint Ventures				889.0	990.1	-10.2	922.2	-3.6
Tax Assets				27,629.1	28,753.2	-3.9	28,561.5	-3.3
Other Assets				4,968.6	5,104.0	-2.7	5,133.4	-3.2
Tangible Asset				6,355.0	6,646.4	-4.4	6,466.2	-1.7
Intangible Asset				30,455.3	30,236.8	0.7	30,384.7	0.2
TOTAL ASSETS				651,368.1	634,393.2	2.7	633,473.6	2.8

Financial Liabilities Held For Trading				52,540.4	51,619.9	1.8	44,831.5	17.2
Financial Liabilities Measured at Amortized Cost				477,381.5	471,579.5	1.2	471,143.9	1.3
Hedge Derivatives				252.1	311.0	-18.9	220.6	14.3
Provisions				14,346.3	11,776.5	21.8	13,986.4	2.6
Tax Liabilities				8,462.6	6,094.7	38.9	7,234.8	17.0
Other Liabilities				7,726.9	8,199.1	-5.8	7,515.6	2.8
TOTAL LIABILITIES				560,709.7	549,580.7	2.0	544,932.9	2.9

Total Equity				90,658.4	84,812.6	6.9	88,540.7	2.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY				651,368.1	634,393.2	2.7	633,473.6	2.8

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$439,719.1 million on September 30, 2017 and R$434,700.4 on December 31, 2016, increasing 1.2% in the period.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Sep/17	Dec/16	changes%	Jun/17	changes in period %
Loans and amounts due from credit institutions, gross	25,766.1	27,963.9	-7.9	31,600.9	-18.5
Impairment losses	(246.6)	(201.4)	22.4	(222.1)	11.0
Loans and amounts due from credit institutions, net	25,519.5	27,762.5	-8.1	31,378.8	-18.7

Loans and advances to customers, gross	276,124.2	268,437.6	2.9	268,173.7	3.0
Impairment losses	(15,616.4)	(16,434.8)	-5.0	(14,931.7)	4.6
Loans and advances to customers, net	260,507.8	252,002.8	3.4	253,242.0	2.9

Debt instruments	19,825.1	17,838.2	11.1	19,224.8	3.1
Impairment losses	(2,403.8)	(1,554.9)	54.6	(2,085.5)	15.3
Debt instruments, net	17,421.3	16,283.3	7.0	17,139.4	1.6

Total Loans and Receivables	303,448.6	296,048.6	2.5	301,760.2	0.6

Impairment losses

The expenses for impairment losses, reduced by loans previously charged off, totaled R$9,011.7 million and R$8,377.9 million in the period ended on September 30, 2017 and 2016, respectively, increasing 7.6%.

2.4) Stockholders’ Equity

In September 2017, Banco Santander consolidated stockholders’ equity presented an increase of 6.9%, compared to December, 2016.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$1,106.0 million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$6,654.2 million and reduced by the highlight of Interest on Capital in the amount of R$1,500 million.

Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

			Sep/17		Dec/16
			Quantity		Quantity
			Units	Units	ADRs
Treasury shares at beginning of the period			25,786	7,080	13,138
Cancellation (1) (2)			(32,276)	13,138	(13,138)
Shares Acquisitions			12,768	14,284	-
Payment - Share-based compensation			(4,440)	(8,716)	-
Treasury shares at end of the period			1,838	25,786	-
Subtotal - Treasury Shares in thousands of reais			R$ 26,158	R$ 513,889	R$ -
Emission Costs in thousands of Reais			R$ 182	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais			R$ 26,340	R$ 514,034	R$ -

Cost/market Value			Units	Units	ADRs
Minimum cost			R$ 7.55	R$ 7.55	US$ 4.37
Weighted average cost			R$ 25.62	R$ 19.93	US$ 6.17
Maximum cost			R$ 32.29	R$ 26.81	US$ 10.21
Market value			R$ 27.64	R$ 28.32	US$ 8.58

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) At the EGM held on September, 18, 2017, it was approved the cancellation of 64.551.366 treasury shares (equivalent to 32.276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominative and without value which represent the Banco Santander´s capital.

In the first nine months of 2017, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)			9M17	12M16	9M16
Interest on capital			1,500.0	3,850.0	500.0
Interim Dividends			0.0	700.0	0.0
Intercalary Dividends			0.0	700.0	0.0
Total			1,500.0	5,250.0	500.0

(1) In the third quarter of 2017, the Board of Directors resolved on Interest on Capital in the amount of R$1 billion.

2.5) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2016 was 10.5%, composed of 9.875% of Minimum Regulatory Capital plus 0.625% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 6.625% and the Minimum CET1 to 5.125%.

For the base year 2017, the requirement for Regulatory Capital remains at 10.5%, considering 9.25% of Minimum Regulatory Capital and 1.25% of Additional Conservation Buffer. The Tier I reaches 7.25% and the Minimum CET1 5.75%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, as shown bellow:

BASEL INDEX %	Sep/17	Jun/17	Dec/16	Sep/16
Basel Index - consolidated	16.18	16.50	16.30	17.60

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2017 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	44,266.0	6,016.9	263.9	1,925.0
Aymoré Crédito, Financiamento e Investimento S.A.	36,156.5	1,734.7	355.6	30,056.7
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	3,014.3	2,811.5	21.3	1,479.6
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Corporate Name of Banco Bonsucesso Consignado S.A.)	9,805.1	738.4	65.5	9,515.5
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	18,983.4	1,738.6	318.2	0.0
Banco PSA Finance Brasil S.A.	1,898.0	302.6	32.7	1,641.2
Banco RCI Brasil S.A.	8,807.3	1,054.8	136.9	7,202.7
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,018.4	564.9	7.6	0.0
(1) Includes Leasing portfolio and other credits.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Functional Currency

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

3.2) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billions. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units.

3.3) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$ 1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity.

The incorporation of the branch is still subject to the authorization by the Luxembourg financial authority.

3.4) Non-current assets held for sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to  94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently named Rojo Entretenimento S.A.), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character and is registered as non-current assets held for sale.

3.5) Accession to the Program, according to MP 783/2017

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions related to the periods from 1999 to 2005. Accordingly, expenses were recorded in the third quarter of 2017, in the lines of administrative expenses, operating expenses and taxes, totaling R$334 million, after tax effects.

3.6) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros, a company wholly-owned by Banco Santander (Brasil) S.A., signed a purchase and sale agreement to acquire the equity portion corresponding to 70% of the shares representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda. and Gestora de Investimentos Ipanema Ltda. The transaction was approved by Bacen on September 19, 2017 and, after fulfillment of other conditions precedent, the parties concluded the transaction on October 16, 2017.

b) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and other banks in the brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

c) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré CFI, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups.

d) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super Pagamentos”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymoré as Company purchased the remaining equity instruments of Super Pagamentos entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

e) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ("Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the transaction closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these entities from August 1, 2016.

f) Other Corporate Events

We also performed the following corporate actions:

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 (one hundred thousand) common shares to one (1) common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from one million, three hundred and seventy thousand, nine hundred and fourteen (1,370,914) to thirteen (13) common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 (eleven reais and twenty two cents) per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. For this, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital and innovative products and services through a multi-channel platform;

• Improve profitability, recurrence and sustainability, growing in business, with greater diversification of revenues, considering a balance between credit, funding and services, while maintaining a preventive risk management and strict control of expenses;

• Have capital and liquidity discipline to maintain soundness, address regulatory change, and seize growth opportunities; and

• Increase productivity through an intense business improvement agenda that enables a complete portfolio of services to be delivered.

The results show that the strategy implemented over the last years has been assertive. Banco Santander continues to expand profitable market share: by August 2017, it achieved 8.5% market share in credit, a 59 bps increase in 12 months and a 9.6% increase in deposits, an increase of 197 bps in the same period . The Bank is focused on expanding its business and constantly improving its customer experience, providing more and more innovative solutions.

Retail

• Cards: strong growth in credit revenues for the eighth consecutive quarter, reaching 14.5%¹ of market share, with a 160 bps increase in 12 months. Santander Way continues to have a good appraisal in the application market, with 5 stars in the Apple Store and 4.7 stars in Google Play and already reached in that first year, more than 2 million unique users;

• Consigned: strong growth in production (+ 52.2% in the 12-month period), with growth above market, which has contributed to increase market share (+390 bps in 12 months), reaching 13.3%² The digital payroll, which allows the contracting of the product through the mobile phone, has been launched, and has already reached more than 65,500 simulations per month, which positions Banco Santander to capture business opportunities and reinforces the strategy of providing better experience for customers;

• Investments: Santander One, a financially oriented digital channel with investment focus, has opened more than 2.3 million views since launch in August, 2017. Banco Santander continues to improve the offer of investments for its clients, with the concept of financial advisory services with the closest customer service; and

• Superdigital: in the quarter, the customer base increased, with an increase of 113 thousand new accounts, totaling 1.2 million customers.

Getnet

• Revenue totaled R$99,944 million in the year, with strong growth (+ 33% in 12 months), influenced by the increase in credit revenues (+ 32% in 12 months) and debt (+ 35% in 12 months), with a performance superior to the market. Total transactions totaled 1,119 million, an increase of 31% in 12 months. For trismestre, it is estimated to reach 11.6%[3] of market share, with evolution of 180 bps in 12 months. In this quarter, the distribution of "Vermelhinha" was increased for rent and purchase in all agencies for account holders and non-account holders. Banco Santander was the most important acquirer in Latin America, ranking second in transactions on the web[4] and fourth in total transactions[4].

SMEs

• Agro: Banco Santander continues to expand its corporate credit portfolio, with a market share of 8.7%[2] (+440 bps in 12 months), improving specialized services to enable appropriate solutions for the segment; and

• Companies: Banco Santander increased its market share (+80 bps) in 12 months, reaching 8.8%[5] and continues to strengthen this segment with differentiated, sectorized and specialized services, with the objective of expanding the portfolio and expanding the portfolio. customer base and marketing.

Strengthening Leading Business

• Santander Financing: Banco Santander continues to lead the vehicle financing, with a market share of 22.5%[2] (+300 bps in 12 months). The digital platform + Negócios continues to support the expansion of the portfolio, with an increase of 70% of the single vehicle credit simulations compared to December 2016. In addition, the digital platform + Vezes was opened, focused on the segment of goods and services (CDC6), which has already reached approximately 164 thousand unique simulations per month; and

• Global Corporate Banking (GCB): (i) In ECM (Equity Capital Market)[7], the Bank leads operations in Brazil, according to Dealogic (ii) the Bank continues to be recognized as a leader in financial advisory services for financing of projects in Brazil, by Dealogic[8] and Anbima[9], and in the exchange market, by Bacen[2].

Customer bonding

The growth in the customer base highlights the continued focus on improving customer experience. The Bank continues to expand digital transactions. Sales of e-commerce personal credit product increased by 2.2x in 12 months and certificates grew 2.0x.

Recognition

• Brazil's Best Treasury.[10]

• Among the Best Research in Brazil and Latin America.[11]

(1) Source ABECS, base date of June 2017.

(2) Source Bacen, base date of August 2017.

(3) Santander Brazil Source, estimated market share.

(4) Source Nilson Report, base date of 2016.

(5) Bacen Source, June 2017 base date.

(6) Direct consumer credit.

(7) Source Dealogic, ECM - Fully Marketed, base date of October 16, 2017.

(8) Financial Advisory Americas. Dealogic 9M17.

(9) Financial Advisor - leader since 2008, ANBIMA 2016.

(10) Source Euromoney.

(11) Source Institutional Investor Magazine.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

6) Corporate Governance

The Board of Directors approved, in a meeting held on October 24, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended September 30, 2017.

The Board of Directors approved, in a meeting held on August 31, 2017, in compliance with CMN Resolution nº 4.557 of February 23, 2017: (i) the appointment of Mr. Antonio Pardo de Santayana Montes as Officer responsible for risk management (CRO) of the Prudential Conglomerate of the Bank ("Santander Conglomerate"); (ii) the appointment of Mr. Angel Santodomingo Martell as Officer responsible for capital management of Santander Conglomerate; (iii) the amendments in the Internal Regulations of the Company's Risk and Compliance Committee; (iv) the amendments in the Internal Regulations of the Company's Board of Directors; and (v) the appointment of the members of the Risk and Compliance Committee of Santander Conglomerate, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting: Messrs. Álvaro Antonio Cardoso de Souza, Bernardo Parnes, Conrado Engel, Deborah Stern Vieitas, acting as coordinator, and José de Paiva Ferreira. The directors responsible for risk management (CRO) and capital management indicated for the functions established by the standard, had previously exercised them in compliance with the best practices adopted by Banco Santander.

The Board of Directors approved, in a meeting held on August 29, 2017, the exoneration of Mr. Flávio Tavares Valadão from your post of Officer without specific designation of the Bank.

The Board of Directors approved, in a meeting held on August 25, 2017, the election of Mr. Mário Roberto Opice Leão as Executive Vice-President, for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2019 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved, in a meeting held on August 14, 2017, the appointment of Mr. Carlos Rey de Vicente as member of the Company's Sustainability Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved, in a meeting held on July 31, 2017, the exoneration of Mr. João Guilherme de Andrade So Consiglio from your post of Vice-President Executive Officer of the Bank.

The Board of Directors approved, in a meeting held on July 26, 2017, the exoneration of Mr. Mario Adolfo Libert Westphalen from your post of Officer without specific designation of the Bank.

The Board of Directors approved, in a meeting held on July 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended June 30, 2017.

The Board of Directors approved in a meeting held on May 30, 2017, the final version of the Policy for Succession of the Senior Management Members, drawn up in line with the resolution 4.538/16 of the Bacen.

The Board of Directors approved in a meeting held on May 09, 2017, at 9h30min a.m., the appointment, in place of Mrs. Maria Lucia Ettore de Jesus, of Mr. Valdemir Moreira de Lima, for the function of Ombudsman of the Banco Santander, for term of office of 1 year, with effect from the date of such meeting.

The Board of Directors approved in a meeting held on May 02, 2017: (i) the appointment of the Company’s Audit Committee members, for a one (1) year term, until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2018; (ii) the appointment of the Company’s Risks and Compliance Committee members, for a term of office until August 31th, 2017, after which the Board of Directors will reorganize the Risk Committee in accordance with CMN Resolution nº 4.557/17; and (iii) the appointment of the members of the Sustainability, Nomination and Governance and Remuneration Committees of the Banco Santander, for a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved in a meeting held on May 02, 2017: the election, for a new term of office until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, of the members to compose the Banco Santander’s Board of Executive Officers.

The Board of Directors approved, in a meeting held on April 25, 2017, the Banco Santander's Consolidated Financial Statements,  prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2017.

The Board of Directors was informed, in a meeting held on March 28, 2017, the resignation of Mr. Marcio Aurelio de Nobrega of his position as Director without specific designation of the Bank, in accordance with the letter of resignation presented to the Board of Directors on March 10, 2017.

The Board of Directors approved, in a meeting held on February 22, 2017, a review of Governance of the Board of Directors, in the following terms: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander carried out a mapping of necessary actions aiming at adherence to the new resolution without identifying relevant impacts resulting from this standard up to the date of publication of this note.

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

Banco Santander has a capital management structure marked by a robust governance framework, which enables the Entity to define, in an efficient way, the functions of each area. Furthermore, there is a clear definition about which processes and activities should be developed to ensure an effective capital management, under both normal and stressed conditions. In this way, the institution aims to maintain a solid capital structure, in compliance with regulatory requirements and generating profits for its shareholders.

7.3) Credit Risk

Credit risk is the exposure to losses in the event of total or partial default of the clients or the counterparties in the fulfillment of their financial obligations with Banco Santander. Credit risk management seeks to provide support for the definition of strategies, in addition to setting limits, covering analysis of exposures and trends, as well as the effectiveness of credit policy. The objective is to maintain a risk profile and adequate minimum profitability that compensates the estimated default risk of the client and the portfolio, as defined by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, the Bank it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the Operational Risk Control and Technological and Cyber Risk Control units monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• Risk Control Committee: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2017.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the third quarter of 2017, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of the Banco Santander with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 47,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, the Banco Santander's professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way, which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the third quarter highlights of Social and Financial Inclusion are: Prospera Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs, it disbursed approximately BRL 479.6 million, in 2017 (22% above  the same period of 2016).

 In the scope of Private Social Investment, "Amigo de Valor", program, which allows the Bank, as well as its employees and clients to direct part of their due income tax to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2017, to accompany the development of 36 projects throughout Brazil, which must serve more than 4 thousand children and adolescents in situation of social risks. In 2017, Parceiros em Ação Program, that support development of micro entrepreneurs in low-income regions where Prospera Santander Microcredit is present, trained 1,069 entrepreneurs in 17 Brazilian cities.

The corporate program of volunteer "Escola Brasil" (PEB), promoted 293 action with 61,957 beneficiaries. In relation to Education pillar, the Bank has partnerships with 324 higher education institutions and in the third quarter of 2017, Santander Universidades Brazil has granted 1,817 scholarships, of these 1,024 are international and 793 are national. In Social and environmental business and management, was carried out 5 sustainability events to small and medium enterprises in Avançar Negócios e Empresas Program and 4 events about sustainability in agribusiness, with focus on climate changes and best agriculture practices. About energy efficiency and renewable energy, was stimulated the growth of this sector in the market with financing for individuals or corporate entities, for example, realization of 689 contracts of photovoltaic solar energy, as well as large operations, for example, the issuance of Greenbonds to Kablin in the amount of BRL 500 million, for projects, involving renewable energies and energy efficiency, sustainable forest management, clean transport, waste management, sustainable water management, circular economy and other adaptations to climate change.

In September, Banco Santander and TNC (The Nature Conservancy) held the event "Tomorrow of the Amazon is Today" at the Museum of Tomorrow. The objective was to bring together leaderships to discuss ways to promote socioeconomic development in the region in a planned and integrated way, conserving the largest reserve of natural resources on the planet. The event had more than 180 participants including representatives from business, government, multilateral agencies, academia, NGOs and civil society, including indigenous communities.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander hereby inform that in the period ended on September 30, 2017, were provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration. As below:

Hiring date	Description of services
03/30/2017	Comfort Letter - Brazilian and International Offer
06/23/2017	Annual review of the accounting numbers of the MTN emission program
*Additional services totaled R$1.2 million, representing 8.6% of global compensation.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. Acceptance and professional services not related to external audit for the period ended September 30, 2017 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Authorized at the Meeting of the Board of October 24, 2017).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2017, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Banco Santander Executives on September 30, 2017:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicenti
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mario Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, V, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended September 30, 2017, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Banco Santander Executives on September 30, 2017:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicenti
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mario Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 24, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer